First Quarter 2006
For three months ending March 31, 2006

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated

Highlights

-    Strong operational performance in all three business units.

-    Total production was 31,600 barrels of oil equivalent per day (boed), driven by excellent results in the Canadian oil and gas business.

-    Successful integration of recently-acquired NGL business produced solid results in new integrated west-to-east Midstream business unit.

-    Executive team strengthened with the addition of David Holm as Executive Vice President Finance and Strategy.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) reported first quarter 2006 cash flow from operations of $78.9 million ($0.42/unit) compared to $64.1 million ($0.44/unit) generated in the first quarter of 2005, an increase of 23 percent. Distributions declared in the quarter totalled $68.4 million ($0.36/unit) compared to $51.7 million ($0.36/unit) in 2005. For the first quarter of 2006, Provident’s payout ratio of cash flow from operations was 87 percent compared to 81 percent in the same period a year earlier. Net earnings for the first quarter were $24.2 million ($0.13/unit), up from a net loss of $2.8 million ($0.02/unit) in the first quarter of 2005.

“We were very pleased with our operational performance in the first quarter,” said Provident Chief Executive Officer Tom Buchanan.  “Canadian upstream production was excellent. The Midstream business has done a superb job integrating the new acquisition, and has also completed the Redwater terminalling project on time and on budget. The U.S. business increased production while moving ahead on key strategic initiatives. All the fundamentals are in place for the year, and we are well on track to meet or exceed our overall objectives.”

Business Unit Results

Provident has diverse assets across the energy value chain in Canada and the United States. The company has three business units: Midstream, U.S. Oil and Gas Production (USOGP), and Canadian Oil and Gas Production (COGP).

Midstream

Provident’s Midstream business unit participates in all elements of the natural gas liquids (NGL) value chain, including extraction of NGLs from natural gas, NGL transportation, fractionation of the blended NGLs into products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products. Provident is the second largest integrated NGL player in Canada, and is one of two Canadian companies with ownership in a west-to-east NGL system.

Provident Energy 2006 Q1

Midstream revenue is primarily generated in three ways: fee-for-service, fixed margin extraction and marketing equity propane-plus barrels. The fee-for-service business includes transporting, fractionating, storing, distributing and marketing NGLs for customers. The fixed margin business is mainly ethane production, which is sold to customers for a fixed margin over the input costs. The equity barrels business is the proprietary NGL business, under which Provident acquires propane-plus, fractionates it and sells finished products into the North American market. The equity barrels business has two components: a Redwater-based business in which propane-plus is acquired from an NGL mix, and an Empress-based business in which propane-plus is extracted from a raw natural gas stream.

For the first quarter of 2006, Provident’s Midstream business unit generated earnings before interest, taxes, depreciation, accretion, and other non-cash items (EBITDA) of $32.8 million, an increase of 100 percent over the first quarter of 2005. Cash flow from operations for the Midstream business unit increased 72 percent from the first quarter of 2005, rising from $15.2 million to $26.1 million. The increases are due to the major midstream business acquisition that closed in December, 2005.

The business environment in the first quarter was characterized by very strong crude oil prices and relatively weak natural gas prices. First quarter Midstream results for the equity barrels business were positively impacted by this favourable frac spread ratio (the relative price of crude oil to natural gas), but the stronger frac spread ratio was tempered by significantly reduced propane and butane price ratios relative to crude oil prices. As a result, quarterly EBITDA from this Midstream segment was lower than would have been realized if propane and butane prices had remained at historical levels relative to crude oil prices. On the positive side, the low natural gas price enabled Provident to add favourably-priced propane-plus inventory to be sold during the next winter heating season. With the forward market for propane strengthening, Midstream remains on track to meet or exceed annual EBITDA expectations.

First quarter Midstream EBITDA was also reduced by $5 million due to the requirement to repay the $5 million that was drawn in December from the Frac Spread Support Program with EnCana. This program enables Provident to receive financial support from EnCana in the event that the frac spread ratio falls below an established historical average. Provident does not anticipate receiving any further support payments from this program in the next quarter on the basis of the existing frac spread ratio. For more detail about the frac spread support program see the Management’s Discussion and Analysis.

With the major acquisition late in 2005, Provident announced its intention to protect longer-term margins in the Midstream business when market conditions are favourable. The forward looking frac spread ratio was very favourable during the first quarter, enabling Provident to layer in attractive gas-oil price ratio hedges for as much as 40 percent of Midstream volumes over the next five years at levels that exceed historical averages. Given the high frac spread ratio that currently exists in the futures market, Provident’s first quarter net earnings reflect an unrealized loss on financial derivative instruments of $39.2 million attributable to the Midstream business, which occurs due to an accounting requirement to “mark to market” all unrealized gains and losses associated with financial derivative instruments at that point in time and report these against current period income.

Provident managed 163,400 barrels per day (bpd) of NGLs over the first quarter of 2006, an increase of 165 percent from 61,600 bpd in the first quarter of 2005. The increase was due to the recent acquisition.

Midstream capital expenditure in the first quarter was $14.6 million, consisting mainly of $14.0 million to complete the previously-announced new condensate offloading facility at Redwater. That facility was commissioned in April 2006 on time and on budget. The new facility will offload and redeliver 35,000 bpd of condensate, complementing the existing pipeline connections to and from Redwater. Condensate is used as diluent by oil sands and heavy oil producers. Full utilization of this facility's capacity is expected to increase the current Western Canadian diluent supply by more than 15 percent. In response to continuing market demand in this area, Provident has increased the Midstream 2006 capital budget by $5 million, to $38 million, to fund a further expansion of the new rail rack facility. This additional investment will effectively double the facility’s rail-handling capacity.

“We continue to strengthen Provident's competitive position to take advantage of the growth opportunities that exist in Alberta,” said Provident President, Randy Findlay. “The Redwater facility in particular is strategically located to capitalize on opportunities that are emerging from extensive oil sands-related growth in the province.

Provident Energy 2006 Q1

U.S. Oil and Gas Production (USOGP)

Provident’s USOGP business unit generates cash flow from the production and sale of natural gas and crude oil from basins in Southern California and Wyoming. BreitBurn Energy LP (BreitBurn) operates 99 percent of the production, and Provident owns approximately 96 percent of Breitburn.

In the first quarter of 2006, USOGP generated $12.9 million of cash flow from operations, an increase of 13 percent over the same period in 2005. Production averaged 7,700 boed in the first quarter of 2006, up from 6,000 boed in the first quarter of 2005. This increase is primarily due to the addition of production from the Nautilus properties in Wyoming, which were acquired on March 2, 2005. As a result of BreitBurn’s ongoing drilling and optimization programs, production also increased on a quarter-over-quarter basis, up from an average of 7,600 boed in the fourth quarter of 2005. First quarter production was weighted 95 percent light/medium crude oil and five percent natural gas.

Field operating netbacks in the first quarter of 2006 were $36.36 per boe, up from $34.64 in the first quarter of 2005. Operating costs were $16.43 per barrel of oil equivalent (boe) during the first quarter, compared with $13.77 per boe during the first quarter of 2005. The higher operating costs year over year reflect USOGP efforts to return higher-cost wells to production to take advantage of strong crude oil prices. High electricity and oilfield service costs also contribute to a high cost environment.

Provident spent $14.7 million on USOGP capital expenditures during the first quarter. $11.5 million was spent on drilling, recompletions and workovers at West Pico, Santa Fe Springs, Orcutt and Wyoming. USOGP completed seven net wells in the quarter, and performed optimization work on 13 wells. $2.9 million was spent on facilities and equipment. Provident’s Board has approved an increase in the USOGP 2006 capital budget from $51 million to $59 million, over half of which is due to additional drilling in various fields as well as testing at Orcutt.

Proposed BreitBurn Initial Public Offering

Provident’s subsidiary company, BreitBurn Energy, intends to file a registration statement with the U.S. Securities and Exchange Commission relating to an initial public offering for a portion of BreitBurn’s assets. This announcement is being made pursuant to and in accordance with Rule 135 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. Any such offer or solicitation will be made only by the prospectus included in the registration statement to be filed.

Canadian Oil and Gas Production (COGP)

Provident’s COGP business unit generates cash flow from the production and sale of natural gas, light/medium oil, natural gas liquids (NGLs), and heavy oil. Production assets are primarily located in the central and southern regions of Alberta and Saskatchewan.

In the first quarter of 2006, COGP generated $39.9 million in cash flow from operations, compared to $37.6 million in the first quarter of 2005. First quarter 2006 production averaged 24,000 boed compared to the average of 29,100 boed for the same period last year. The decrease compared to the first quarter of 2005 is due to the sale of approximately 2,100 boed of production in September 2005 and to natural declines. Compared to the fourth quarter of 2005, however, production increased by almost 500 boed, due to a successful shallow gas drilling program in southwest Saskatchewan. Production was weighted 53 percent natural gas, 37 percent medium/light crude oil and NGLs, and 10 percent heavy oil.

First quarter 2006 field operating netback of $25.93 per boe was 18 percent above the $21.99 per boe in the same quarter of 2005. Netbacks were down 24 percent from the fourth quarter of 2005 due to lower natural gas prices in the first quarter. Operating costs were $10.80 per boe during the first quarter of 2006, compared to $9.77 per boe during the first quarter of 2005, an 11 percent increase. In comparison to $10.82 per boe in fourth quarter 2005, operating costs have been effectively managed in a rising price environment. Operating expenses year over year increased in a number of categories, including well servicing, maintenance, power and fuel, and fluid hauling.

Provident Energy 2006 Q1

In the first quarter 2006, Provident spent $24.6 million in COGP capital expenditures. The COGP capital spending program for the year was accelerated in the first quarter, as favourable weather and effective rig planning contributed to successful execution. Almost all of the capital was spent on drilling, recompletions and workovers primarily in southern Saskatchewan. Internal development activities included drilling 20 net wells with 100 percent success. Provident drilled 15.5 net shallow gas wells in southern Saskatchewan, and work has begun to tie that production in during the second quarter. This drilling program was originally planned for the third quarter, but with the success of late 2005 and early 2006, COGP advanced the program to the first quarter. In West Central Alberta, Provident continues with its strategy of farming out high risk exploration land to fully optimize higher risk exploration land, while in Lloydminster, Provident plans to drill low risk heavy oil wells later in the year. Given the success of our drilling program in southwest Saskatchewan and other activities, the Board has approved an increase in the 2006 COGP capital budget from $55 million to $63 million.

“COGP had an outstanding quarter,” said Mr. Findlay. “We were particularly pleased to see strong continuing results from our southwest Saskatchewan program, and we’re continuing to see success there early in the second quarter.”

Executive Succession

Over the past year Provident has taken steps to strengthen its senior management team in order to provide for long-term succession planning in the organization. In mid-2005, Dan O’Byrne joined the team as Executive Vice President and COO and in early 2006 David Holm joined Provident as Executive Vice President Finance and Strategy. With the succession plan now executed, Randy Findlay, President since inception, has elected to retire from his management responsibilities with the company effective June 30, 2006. Mr. Findlay will remain on Provident’s Board of Directors, and he will also chair the Board of Directors of BreitBurn Energy.

“Randy Findlay has been instrumental in helping to build Provident into one of Canada’s top tier energy trusts,” said Tom Buchanan. “While we will all miss Randy’s insight, energy and exemplary leadership on a day-to-day basis, we are thrilled that he is remaining on the Board of Directors, where he will continue to play a major role in setting the direction of the Trust. We wish him continued good health, happiness and ongoing success as he enters the retirement phase of his career.”

Provident Energy 2006 Q1

Consolidated financial highlights

Consolidated	Three months ended March 31,
($ 000s except per unit data)
	2006	2005(1)	% Change

Revenue (net of royalties and financial derivative instruments)	$553,706	$322,023	72

Cash flow from COGP operations	$39,949	$37,569	6
Cash flow from USOGP operations	12,864	11,368	13
Cash flow from midstream services and marketing	26,093	15,200	72
Total cash flow from operations	$78,906	$64,137	23
Per weighted average unit – basic (2)	$0.42	$0.44	(5)
Per weighted average unit – diluted (3)	$0.42	$0.43	(2)
Declared distributions to unitholders	$68,350	$51,734	32
Per unit (2)	$0.36	$0.36	-
Percent of cash flow from operations paid out as declared distributions	87%	81%	7
Net income (loss)	$24,200	$(2,783)	-
Per weighted average unit – basic (2)	$0.13	$(0.02)	-
Per weighted average unit – diluted (3)	$0.13	$(0.02)	-
Capital expenditures, net	$55,303	$29,086	90
Nautilus acquisition	$-	91,420	(100)
Weighted average trust units outstanding (000s)
- Basic(2)	189,134	146,616	29
- Diluted(3)	189,572	148,861	27

Consolidated
	As at	As at
	March 31,	December 31,
($ 000s)	2006	2005	% Change
Capitalization
Long-term debt	$806,989	$884,604	(9)
Unitholders’ equity	$1,374,175	$1,404,826	(2)
(1) Restated for the impact of the retroactive implementation of the change in accounting policies for exchangeable securities - non-controlling interest - see note 2 to interim consolidated financial statements

(2) Excludes exchangeable shares
(3) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

Operational highlights

Consolidated	Three months ended March 31,
COGP and USOGP combined	2006	2005	% Change

Oil and Gas Production
Daily production
Light/medium crude oil (bpd)	14,541	14,388	1
Heavy oil (bpd)	2,506	5,547	(55)
Natural gas liquids (bpd)	1,527	1,756	(13)
Natural gas (mcfpd)	78,274	80,466	(3)
Oil equivalent (boed)(1)	31,620	35,102	(10)
Average selling price (before non-hedging derivative instruments)
Light/medium crude oil ($/bbl)	$54.80	$49.32	11
Heavy oil ($/bbl)	$22.87	$25.85	(12)
Corporate oil blend ($/bbl)	$50.11	$42.63	18
Natural gas liquids ($/bbl)	$53.91	$45.30	19
Natural gas ($/mcf)	$8.00	$6.76	18
Oil equivalent ($/boe)(1)	$49.42	$42.07	17
Field netback (before non-hedging derivative instruments) ($/boe)	$28.42	$24.22	17
Field netback (including non-hedging derivative instruments) ($/boe)	$27.39	$20.78	32

Midstream services and marketing
Managed NGL volumes (bpd)	163,420	61,590	165
EBITDA (000s)(2)	$32,813	$16,380	100
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.

Provident Energy 2006 Q1

Management’s discussion and analysis

The following analysis provides a detailed explanation of Provident’s operating results for the three months ended March 31, 2006 compared to the same time period in 2005 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three business segments: Canadian crude oil and natural gas production and exploitation (“COGP”), United States crude oil and natural gas production and exploitation, (“USOGP”) and midstream services and marketing (“Midstream”). Provident’s COGP business produces crude oil and natural gas from five core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in southern California and Wyoming, U.S.A. The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Forward-looking statements

Certain statements included in this analysis constitute forward-looking statements under applicable securities legislation. These statements relate to future events or Provident’s future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Forward-looking statements or information in this analysis include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. These statements are only predictions. Actual events or results may differ materially. In addition, this analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. In addition to other assumptions identified in this analysis, assumptions in respect of forward-looking statements have been made regarding, among other things:

• Provident’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
• Provident’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
• sustainability and growth of production and reserves through prudent management and acquisitions;
• the emergence of accretive growth opportunities;
• the ability to achieve a consistent level of monthly cash distributions;
• the impact of Canadian governmental regulation on Provident;
• the existence, operation and strategy of the commodity price risk management program;
• the approximate and maximum amount of forward sales and hedging to be employed;
• changes in oil and natural gas prices and the impact of such changes on cash flow after hedging;
• the level of capital expenditures devoted to development activity rather than exploration;
• the sale, farming out or development using third party resources to exploit or produce certain exploration properties;

Provident Energy 2006 Q1

• the use of development activity and acquisitions to replace and add to reserves;
• the quantity of oil and natural gas reserves and oil and natural gas production levels;
• currency, exchange and interest rates;
• the performance characteristics of Provident's NGL services, processing and marketing business;
• the growth opportunities associated with the NGL services, processing and marketing business; and
• the nature of contractual arrangements with third parties in respect of Provident's NGL services, processing and marketing business.

Although Provident believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Provident can not guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust, Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this analysis include, but are not limited to:

• general economic conditions in Canada, the United States and globally;
• industry conditions associated with the NGL services, processing and marketing business, including fluctuations in the price of crude oil, natural gas and natural gas liquids;
• uncertainties associated with estimating reserves;
• royalties payable in respect of oil and gas production;
• governmental regulation of the oil and gas industry, including income tax and environmental regulation;
• fluctuation in foreign exchange or interest rates;
• stock market volatility and market valuations;
• the impact of environmental events;
• the need to obtain required approvals from regulatory authorities;
• unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
• failure to obtain industry partner and other third party consents and approvals, when required; and
• third party performance of obligations under contractual arrangements.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this analysis are expressly qualified by this cautionary statement. Subject to Provident’s obligations under applicable securities laws, Provident is not under any duty to update any of the forward-looking statements after the date of this analysis to conform such statements to actual results or to changes in Provident’s expectations.

Provident Energy 2006 Q1

First quarter highlights

The first quarter highlights section provides commentary for the first quarter 2006 results compared to the corresponding period in 2005.

Consolidated cash flow from operations and cash distributions

Consolidated	Three months ended March 31,
($ 000s, except per unit data)	2006	2005	% Change

Revenue, Cash Flow and Distributions
Revenue (net of royalties and financial derivative instruments - see Note 8 to the consolidated financial statements)	$553,706	$322,023	72
Cash flow from operations before changes in working capital and site restoration expenditures	$78,906	$64,137	23
Per weighted average unit - basic (1)	$0.42	$0.44	(5)
Per weighted average unit - diluted (2)	$0.42	$0.43	(2)
Declared distributions	$68,350	$51,734	32
Per Unit (1)	0.36	0.36	-
Percent of cash flow distributed	87%	81%	7
(1) Excludes exchangeable shares
(2) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

First quarter 2006 cash flow was $78.9 million, 23 percent above the $64.1 million of cash flow recorded in the first quarter of 2005. COGP 2006 first quarter cash flow was $39.9 million, a 6 percent increase from the $37.5 million recorded in the comparable 2005 quarter. The main drivers for this increase were successful drilling programs and improved product pricing and product mix, which resulted in significant increases in the netbacks. The Midstream business unit added $26.1 million to the first quarter 2006 cash flow, 72 percent above the $15.2 million recorded in the comparable 2005 quarter. The Midstream cash flow benefited from the Midstream NGL Acquisition completed in December 2005. This acquisition has extended Provident’s participation in the NGL value chain. Midstream cash flow reflects an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs.

Cash flow from operations in the first quarter of 2006 also reflects cash flow of $12.9 million from the USOGP business unit, 13 percent above the $11.4 million in the comparable 2005 quarter, reflecting a full quarter of production from the former Nautilus properties acquired in March 2005.

Declared distributions in the first quarter of 2006 totaled $68.4 million compared to $51.7 million of declared distributions in 2005. This represented 87 percent and 81 percent of cash flow from operations respectively. On a segmented basis, the Midstream business, due to its low sustaining capital requirements, distributed 98 percent of its cash flow in the three months ended March 31, 2006. The oil and natural gas production businesses distributed 81 percent of cash flow in the first quarter of 2006.

Management uses cash flow from operations (before changes in working capital and site restoration expenditures) to analyze operating performance. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and site restoration expenditures.

Provident Energy 2006 Q1

Net income (loss)

Consolidated	Three months ended March 31,
($ 000s, except per unit data)	2006	2005 (3)	% Change
		(Restated)
Net income (loss)	$24,200	$(2,783)	-
Per weighted average unit – basic(1)	0.13	(0.02)	-
Per weighted average unit – diluted(2)	0.13	(0.02)	-
(1) Based on weighted average number of trust units outstanding
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan, exchangeable shares and convertible debentures.
(3) Restated - see note 2 to interim consolidated financial statements

Net income for the first quarter of 2006 increased to $24.2 million compared to a net loss of $2.8 million in the comparable 2005 quarter. Increased earnings are attributable to the Midstream NGL Acquisition in December 2005, higher realized prices in the oil and natural gas production business, and higher future income tax recoveries, partially offset by unrealized losses on financial derivative instruments.

The COGP business segment’s net income was $34.0 million, an improvement to the 2005 first quarter loss of $9.6 million mainly due to higher future income tax recoveries and unrealized gains on financial derivative instruments, as well as the successful drilling programs combined with improved product pricing and product mix, which resulted in significantly higher netbacks.

The Midstream unit generated a $12.3 million net loss in the first quarter of 2006 as compared to the $12.3 million of net income in the first quarter of 2005. The loss is primarily attributable to unrealized losses on financial derivative instruments amounting of $39.2 million in the first quarter of 2006 (2005 - $0.1 million) (see “Commodity price risk management program”). The Midstream business unit had earnings before interest, taxes, depletion and accretion and other non-cash items (EBITDA) of $32.8 million in the first quarter of 2006 as compared to $16.4 million in the first quarter of 2005. This significant improvement in EBITDA is attributable to the Midstream NGL acquisition completed in December 2005. This acquisition has extended Provident’s participation in the NGL value chain. Midstream EBITDA reflects an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs.

In the first quarter of 2006, USOGP net income was $2.5 million as compared to a 2005 first quarter net loss of $5.5 million, reflecting lower unrealized losses on financial derivative instruments in 2006 as well as a full quarter of production from the former Nautilus properties acquired in March 2005.

Taxes

Consolidated	Three months ended March 31,
($ 000s)	2006	2005	% Change
Capital taxes	$1,286	$1,377	(7)
Current and withholding taxes	4,843	2,367	105
Future income tax recovery	(33,838)	(7,720)	338
	$(27,709)	$(3,976)	597
Capital taxes in the first quarter totaled $1.3 million, a reduction from the $1.4 million recorded in the first quarter of 2005 due to partial phase in of reduced large corporation tax rates.

The current and withholding taxes total $4.8 million in the first quarter of 2006, an increase of $2.5 million over the comparable 2005 quarter. These taxes arise from Provident’s U.S. based operations and estimated taxable income in a Canadian subsidiary.

Provident Energy 2006 Q1

The 2006 first quarter future income tax recovery of $33.8 million on first quarter loss before taxes and non-controlling interests of $3.1 million as compared to the expected recovery of $1.1 million primarily is a result of interest and royalty charged by the Trust to its subsidiaries. These amounts are deductible in computing the income of the subsidiaries. The Trust is a taxable entity under Canadian income tax law and is taxable only on income that is not distributed or distributable to the unit holders. If the Trust distributes all of its taxable income to the unitholders, no provision for taxes is required by the Trust. Since inception the trust has distributed all of its taxable income to the unitholders.

Reconciliation of non-GAAP measure

The Trust calculates earnings before interest, taxes, depletion and accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income (loss) before taxes follows:
EBITDA Reconciliation	Three months ended March 31,
($ 000s)	2006	2005	% Change
EBITDA	$97,126	$75,642	28
Adjusted for:
Interest and non-cash expenses excluding unrealized loss on financial instruments	(65,401)	(58,800)	11
Unrealized loss on financial instruments	(34,829)	(23,762)	47
Loss before taxes and non-controlling interests	$(3,104)	(6,920)	(55)

Interest expense

Consolidated	Three months ended March 31,
($ 000s, except as noted)	2006	2005	% Change

Interest on bank debt	$6,638	$3,326	100
Weighted-average interest rate on bank debt	4.9%	4.1%	20
Interest on 10.5% convertible debentures(2)	-	1,182	(100)
Interest on 8.75% convertible debentures	708	1,599	(56)
Interest on 8.0% convertible debentures	650	1,029	(37)
Interest on 6.5% convertible debentures (1)	1,609	552	191
Interest on 6.5% convertible debentures (3)	2,438	-	-
Total cash interest	$12,043	$7,688	57

Weighted average interest rate on all long-term debt	5.60%	7.10%	(21)
Non-cash accretion expense - convertible debentures	689	1,250	(45)
Total interest including accretion on convertible debentures	$12,732	$8,938	42
(1) On March 1, 2005 the Trust issued $100.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing August 31, 2012.
(2) On May 31, 2005 the Trust redeemed the 10.5 percent unsecured subordinated convertible debentures issuing 3.5 million trust units and $3.0 million in cash.
(3) On November 15, 2005 the Trust issued $150.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing April 30, 2011.

Interest on bank debt increased in the first quarter of 2006 compared to the first quarter in 2005 due to increased debt levels, largely resulting from the Midstream NGL Acquisition in the fourth quarter of 2005.

Provident Energy 2006 Q1

Cash interest expense on debentures increased for the year to date as compared to the same period in 2005 reflecting the March 1, 2005 issue of $100 million of 6.5 percent subordinated convertible debentures and the November 15, 2005 issue of $150 million of 6.5 percent subordinated convertible debentures, partly offset by the May 31, 2005 redemption of approximately $45.7 million of 10.5 percent subordinated convertible debentures.

Commodity price risk management program

The Trust continues to execute a commodity price risk management program that is designed to limit the Trust’s exposure to downturns in commodity prices and to protect monthly cash distributions. Our hedging strategy uses structures that provide a floor price while allowing upside participation in a rising price market.

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions to counterparties with investment grade credit ratings.

Activity in the First Quarter:

COGP

There was no new crude oil or natural gas hedging in the first quarter.

USOGP

In the first quarter Provident entered into crude oil fixed for floating swaps and costless collars to hedge production in 2006, 2007 and 2008.

There was no new natural gas hedging in the first quarter.

MIDSTREAM

In the Midstream business, margins are impacted by the frac spread ratio (the relative price of crude oil to natural gas). Prices for propane, butane and condensate historically have correlated with prices for crude oil. Financial market liquidity is not sufficient to provide adequate opportunity to directly hedge the prices for propane, butane or condensate over the mid to longer term. As a consequence, Provident has entered into financial derivative contracts through 2011 using oil and natural gas in order to protect margins in the Midstream business. Shorter term financial derivative instruments directly fixing propane prices have also been executed.

The following is a summary of the net cash flow to settle commodity contracts during the first quarter of 2006. For comparative purposes the 2005 amounts are also summarized.

a)  Crude oil

For the quarter ended March 31, 2006, Provident paid $1.8 million to settle various oil market based contracts on an aggregate volume of 0.4 million barrels. During the quarter ended March 31, 2005, Provident paid $10.6 million to settle various oil market based contracts on an aggregate volume of 1.3 million barrels.

It is estimated that if contracts in place had been settled at March 31, 2006 an opportunity cost of $11.5 million (March 31, 2005 - $46.0 million) would have been incurred.

b)  Natural Gas

For the quarter ended March 31, 2006, Provident paid $1.1 million to settle various natural gas market based contracts on an aggregate volume of 2.2 million gj’s. For comparison, during the quarter ended March 31, 2005, Provident paid $0.2 million to settle various natural gas market based contracts on an aggregate of 6.8 million gj’s.

It is estimated that if contracts in place had been settled at March 31, 2006 an opportunity gain of $2.3 million (March 31, 2005 - $2.6 million opportunity cost) would have resulted.

Provident Energy 2006 Q1

c)  Midstream

For the quarter ended March 31, 2006 Provident received $1.5 million (2005 - $0.5 million) on Midstream margin stabilization hedging activities.

It is estimated that if contracts in place had been settled at March 31, 2006 an opportunity cost of $39.8 million (March 31, 2005 - nil) would have been incurred. These unrealized “mark-to-market” opportunity costs relate to positions with effective periods ranging from 2006 through 2011 and are required to be recognized in the financial statements under generally accepted accounting principles. These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to protect future Midstream product margins. Fluctuations in the market value of these instruments have no impact on cash flow until the instrument is settled.

d)  Foreign exchange contracts

As at March 31, 2006 the estimated value of contracts in place settled at March 31 foreign exchange rates was nil (March 31, 2005 - $0.7 million opportunity gain). The foreign exchange gains have been included in note 12 as a component of foreign exchange gain and other and allocated to their respective business segments.

A summary of Provident’s contracts in place at March 31, 2006 is contained in the following tables:

COGP
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2006	Crude Oil	750	Bpd	Participating Swap US $51.33 per bbl (63% above the floor price)	April 1 - December 31
		500	Bpd	Participating Swap US $48.00 per bbl (max to 90% above the floor price)	April 1 - December 31
		750	Bpd	Puts US $53.33 per bbl	April 1 - December 31

	Natural Gas	5,000	Gjpd	Participating Swap Cdn $6.75 per gj (max to 87% above floor price)	April 1 - October 31
		5,000	Gjpd	Participating Swap Cdn $7.00 per gj (max to 85% above floor price)	April 1 - December 31
		8,500	Gjpd	Participating Swap Cdn $7.32 per gj (max to 90% above the floor price)	April 1 - December 31

	Foreign Exchange			Sell US $2,000,000 @ 1.1621 (4)	April 12, 2006
				Sell US $2,000,000 @ 1.1691 (4)	May 15, 2006

USOGP
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2006	Crude Oil	500	Bpd	Participating Swap US $40.00 per bbl (66% above the floor price)	April 1 - December 31
		1,000	Bpd	Participating Swap US $47.25 per bbl (64% above the floor price)	April 1 - December 31
		250	Bpd	Participating Swap US $54.00 per bbl (65% above the floor price)	April 1 - December 31
		250	Bpd	Participating Swap US $55.00 per bbl (59.72% above the floor price)	April 1 - December 31
		1,000	Bpd	Puts US $53.00 per bbl	April 1 - December 31
		3,000	Bpd	US $67.26 per bbl	July 1 - December 31

2007	Crude Oil	3,000	Bpd	US $67.26 per bbl	January 1 - June 30
		1,500	Bpd	US $66.55 per bbl	July 1 - December 31
		250	Bpd	Costless Collar US $66.00 floor, US $69.25 ceiling	July 1 - December 31

2008	Crude Oil	1,500	Bpd	US $66.55 per bbl	January 1 - June 30
		250	Bpd	Costless Collar US $66.00 floor, US $69.25 ceiling	January 1 - June 30

Provident Energy 2006 Q1

Midstream
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2006	Crude Oil	1,216	Bpd	US $69.23 per bbl	April - December 31
		4,854	Bpd	Cdn $75.93 per bbl	April - December 31
	Natural Gas	(44,529)	Gjpd	Cdn $7.84 per gj	April 1 - December 31
	Propane	44,730	Gpd	US $0.94 per usg	April 1 - April 30
		5,600	Gpd	Sold Call US $0.95 per gal	April 1 - April 30
		1,400	Gpd	US $0.875 per usg	April 1 - April 30
		5,600	Gpd	Buy Call US $0.95 per gal	April 1 - April 30
	Foreign Exchange			Sell US $2,026,606 @ 1.1595 (5)	April - June 30
				Sell US $1,104,614 @ 1.1352 (5)	April - December 31

2007	Crude Oil	250	Bpd	Costless collar US $64.50 floor, US $69.20 ceiling	January 1 - December 31
		3,433	Bpd	Cdn $75.07 per bbl	January 1 - December 31
	Natural Gas	(1,350)	Gjpd	Costless collar Cdn $8.62 floor, Cdn $9.10 ceiling	January 1 - December 31
		(16,382)	Gjpd	Cdn $8.62 per gj	January 1 - December 31
	Foreign Exchange			Sell US $531,151 @ 1.1260 (5)	January 1 - December 31

2008	Crude Oil	1,000	Bpd	Costless collar US $64.63 floor, US $68.51 ceiling	January 1 - December 31
		250	Bpd	US $65.60 per bbl	January 1 - December 31
		2,750	Bpd	Cdn $74.50 per bbl	January 1- December 31
	Natural Gas	(20,520)	Gjpd	Cdn $8.58 per gj	January 1 - December 31
	Foreign Exchange			Sell US $493,083 @1.1232 (5)	January 1 - December 31

2009	Crude Oil	1,500	Bpd	Costless collar US $63.14 floor, US $67.43 ceiling	January 1 - December 31
		250	Bpd	US $64.60 per bbl	January 1 - December 31
		2,000	Bpd	Cdn $74.58 per bbl	January 1 - December 31
	Natural Gas	(20,355)	Gjpd	Cdn $8.52 per gj	January 1 - December 31
	Foreign Exchange			Sell US $545,813 @ 1.1214 (5)	January 1 - December 31

2010	Crude Oil	1,500	Bpd	Costless collar US $60.65 floor, US $65.38 ceiling	January 1 - December 31
		2,750	Bpd	Cdn $73.22 per bbl	January 1 - December 31
	Natural Gas	(23,052)	Gjpd	Cdn $8.13 per gj	January 1 - December 31
	Foreign Exchange			Sell US $473,269 @ 1.1164 (5)	January 1 - December 31
				Sell US $4,927,500 @ 1.1185 (5)	January 1 - December 31

2011	Crude Oil	500	Bpd	Cdn $74.79 per bbl	January 1 - March 31
	Natural Gas	(2,700)	Gjpd	Cdn $8.53 per gj	January 1 - March 31

(1) The above table represents a number of transactions entered into over an extended period of time.
(2) Natural gas contracts settle against AECO monthly index.
(3) Crude oil contracts settle against NYMEX WTI calendar average.
(4) US Dollar cashflows.
(5) US dollar hedge contracts settled against Bank of Canada noon rate average.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill arose from the acquisitions of Richland Petroleum Corporation, $13.3 million, and Meota Resources Corp., $89.1 million in 2002 and from Olympia Energy Inc., $106.5 million, and Viracocha Energy Inc., $122.0 million in 2004 and $100.1 million from the Midstream NGL Acquisition in 2005.

Goodwill is assessed for impairment at least annually. If impairment exists, it is charged to income in the period in which the impairment occurs. Provident engaged an independent accounting firm to assist in performing an impairment test at year end 2005. The impairment test included, among other variables, a comparison of the net book value of the Trust’s assets to the market value of the Trust’s equity. Goodwill is not amortized.

Provident Energy 2006 Q1

Liquidity and capital resources

Consolidated
($ 000s)	March 31, 2006	December 31, 2005	% Change

Long-term debt - revolving term credit facility	$508,897	$586,597	(13)
Long-term debt - convertible debentures	298,092	298,007	-
Working capital deficit	32,097	-	-
Net debt	839,086	884,604	(5)

Equity (at book value)	1,374,175	1,404,826	(2)
Total capitalization at book value	$2,213,261	$2,289,430	(3)

Net debt as a percentage of total book value capitalization	38%	39%	(3)

Provident operates three business units with similar but not identical monthly cash settlement cycles. Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit. Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Long-term debt and working capital

As at March 31, 2006 Provident had drawn $508.9 million or 59 percent of its term credit facilities that include a $750 million Canadian facility and a USD $100 million credit facility for USOGP. This compares to $586.6 million or 68 percent drawn as at December 31, 2005. The decrease in the level of bank debt was due to changes in working capital mix and repayments from operating cash flows. Convertible debentures are classified as long-term debt, excluding a minor equity component.

At March 31, 2006 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $46.0 million, increasing bank line utilization to 64 percent. The guarantees totaled $45.1 million at December 31, 2005.

Provident’s working capital decreased by $106.5 million as at March 31, 2006 relative to December 31, 2005. This amount includes a $74.6 million decrease in accounts receivable, a $51.9 million decrease in inventory, a $7.8 million increase in the current portion of financial derivative instruments and a $24.0 million decrease in cash and cash equivalents, partially offset by a $56.1 million decrease in accounts payable.

First quarter cash flow in 2006 was $78.9 million. The ratio of debt to annualized first quarter cash flow was 2.6 to one, as compared to first quarter 2005 debt to annualized cash flow of 1.7 to one. The increased debt leverage reflects the nature of the NGL midstream assets acquired by Provident in December 2005. Management believes the addition of $772 million of long life contracted midstream net assets to our existing portfolio supports increased debt leverage.

Trust units and exchangeable shares

In the first quarter of 2006, the Trust issued 0.1 million units (conversion amount $1.4 million) on conversion of exchangeable shares to units (2005 - 1.3 million units; conversion amount $12.8 million). For the quarter ended March 31, 2006 the Trust issued 0.1 million units on conversion of convertible debentures (2005 - 0.5 million units). An additional 0.2 million units pursuant to the stock option plan were issued for the quarter ended March 31, 2006 (2005 - 1.1 million units). Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 0.7 million units were elected in the first quarter and were issued or are to be issued representing proceeds of $8.4 million (2005 - 0.4 million units for proceeds of $4.4 million).

Provident Energy 2006 Q1

At March 31, 2006 management and directors held approximately 1.2 percent of the outstanding units and exchangeable shares.

Non-controlling interest

(i)   USOGP operations

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy of Los Angeles, California. The founders of BreitBurn Energy beneficially own the non-controlling interest, which share in earnings or losses of BreitBurn. The non-controlling interest is reduced by distributions to its holders.

	Three months ended March 31,
Non-controlling interest - USOGP ($ 000s)	2006	2005
Opening non-controlling interest, beginning of year	$11,885	$13,649
Net income (loss) attributable to non-controlling interest	270	(105)
Distributions to non-controlling interest holders	(356)	(189)
Closing non-controlling interest, end of period	11,799	13,355
Accumulated income attributable to non-controlling interest	$2,789	$818
Additional investments since June 2004 by Provident in Breitburn Energy LP have reduced the non-controlling interest percentage at March 31, 2006 to approximately 4.4 percent (December 31, 2005 - 4.4 percent)

(ii)   Exchangeable shares

As at June 30, 2005 the Trust retroactively applied EIC-151 “Exchangeable Securities Issued by a Subsidiary of an Income Trust”. The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of operations represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end during the period.

Following is a summary of the non-controlling interest - exchangeable shares for the three months ended March 31, 2006 and 2005:

	Three months ended March 31,
Non-controlling interest - Exchangeable shares ($ 000s)	2006	2005(1)
Non-controlling interest, beginning of period	$8,259	$35,921
Exchangeable shares issued	-	-
Reduction of book value for conversion to trust units	(1,417)	(12,806)
Net income (loss) attributable to non-controlling interest	135	(56)
Non-controlling interest, end of period	$6,977	$23,059
Accumulated income attributable to non-controlling interest	$2,016	$1,426
(1) Restated - see note 2 to interim consolidated financial statements.

The non-controlling interest percentage as at March 31, 2006 was 0.6 percent and is consistent with the non-controlling interest percentage as at December 31, 2005 of 0.6 percent.

Provident Energy 2006 Q1

Capital expenditures and funding

Consolidated	Three months ended March 31,
($ 000s)	2006	2005	% Change
Capital Expenditures and Funding

Capital Expenditures
Capital expenditures and reclamation fund contributions	$(54,551)	$(29,882)	83
Property acquisitions	305	(90)	-
Corporate acquisitions	-	(91,420)	(100)
Property dispositions	(1,700)	100	-
Net capital expenditures	$(55,946)	$(121,292)	(54)

Funded By
Cash flow net of declared distributions to unitholders and non-controlling interest	$10,200	$12,214	(16)
Increase (decrease) in long-term debt	(77,936)	(89,500)	(13)
Issue of convertible debentures, net of cost	-	95,759	(100)
Issue of trust units, net of cost; excluding DRIP	1,759	107,118	(98)
DRIP proceeds	8,417	4,429	90
Change in working capital, including cash, payment of financial derivative instruments, sale of assets	113,506	(8,728)	-
Net capital expenditure funding	$55,946	$121,292	(54)

For the comparable quarters Provident has funded its net capital expenditures with cash flow, debt and equity issued from treasury through public offerings and the Premium DRIP program.

Acquisition

In the first quarter of 2006, Provident did not complete any corporate acquisitions.

In the comparative quarter, on March 2, 2005 the Trust, through its U.S. subsidiary, acquired Nautilus Resources, LLC for $90.2 million. At that time $8.1 million was paid to fully satisfy outstanding financial derivative instruments acquired through the Nautilus acquisition. This acquisition was financed through cash mainly raised through a trust unit issue of $95.6 million net of issue costs.

Asset retirement obligation

Consolidated	Three months ended March 31,
($ 000s)	2006	2005	% Change

Carrying amount, beginning of period	$41,133	$40,506	2
Corporate acquisitions	-	1,557	(100)
Change in estimate	157	-	-
Increase in liabilities incurred during the period	262	121	117
Settlement of liabilities during the period	(1,143)	(629)	82
Decrease in liabilities due to disposition	(773)	-	-
Accretion of liability	894	795	12
Carrying amount, end of period	$40,530	$42,350	(4)
The asset retirement obligation (ARO) as at March 31, 2006 is $40.5 million.

Provident Energy 2006 Q1

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and Midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and Midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk-free rate of seven percent and an inflation rate of two percent.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $276.8 million as at March 31, 2006. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 50 years. Provident continues to fund the reserve for future site reclamation expenditures relating to its Canadian oil and gas production by paying $0.30 per barrel of oil equivalent produced on a 6:1 basis into a segregated cash account. Actual expenditures incurred are then funded from this account.

The total undiscounted amount of future cash flows required to settle the Midstream asset retirement obligations is estimated to be $166.1 million. The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the Midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement from the balance sheet date of these obligations is expected to occur over 30 to 45 years.

Non-cash unit based compensation

Non-cash unit based compensation includes expenses or recoveries associated with Provident’s unit option plan, restricted and performance unit plan, unit appreciation rights and other unit based compensation plans. Provident accounts for the unit option plan using the fair value of the option at the time of issue. The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is deferred and recognized in earnings over the vesting period of each plan. When cash payments are made, a charge is recorded to general and administrative expense with a corresponding reduction to non-cash unit based compensation. In the first quarter of 2006, cash payments of $4.2 million were made (2005 - nil) resulting in a non-cash recovery of $0.6 million for the quarter ended March 31, 2006 (2005 - $0.7 million expense).

Provident Energy 2006 Q1

COGP segment review

Crude oil and liquids price

The following prices are net of transportation expense.

COGP	Three months ended March 31,
($ per bbl)	2006	2005	% Change

Oil per barrel
WTI (US$)	$63.48	$49.84	27
Exchange rate (from US$ to Cdn$)	$1.15	$1.23	(7)
WTI expressed in Cdn$	$73.00	$61.30	19

	Three months ended March 31,
COGP
($ per boe)	2006	2005	% Change

Realized pricing before non-hedging derivative instruments
Light/Medium oil	$50.91	$45.96	11
Heavy oil	$22.87	$25.85	(12)
Natural gas liquids	$53.89	$45.32	19
Crude oil and natural gas liquids	$45.10	$38.94	16

In the first quarter of 2006 COGP’s realized oil and natural gas liquids price, prior to the impact of non-hedging derivative instruments, increased by 16 percent to $45.10 per barrel compared to $38.94 in the first quarter of 2005. The 2006 increase related to a higher US$ WTI crude oil price partially offset by a stronger Canadian dollar and wider differentials on heavy oil pricing relative to WTI. Quarter over quarter COGP reduced its volume of conventional heavy oil as a percentage of total mix from 19 percent in 2005 to 10 percent in 2006. This is a result of the September 29, 2005 disposition of various non-core properties (“September 29, 2005 Disposition”), the successful drilling programs in natural gas and light/medium oil and natural production declines in Provident’s heavy oil areas.

Natural gas price

The following prices are net of transportation expense.

COGP	Three months ended March 31,
($ per mcf)	2006	2005	% Change

AECO monthly index (Cdn$ per mcf)	$9.30	$6.88	35
Corporate natural gas price per mcf before non-hedging derivative instruments (Cdn$)	$7.98	$6.75	18

COGP’s first quarter 2006 realized natural gas price, excluding non-hedging derivative instruments, increased 18 percent as compared to the first quarter of 2005, less than the increase in the benchmark AECO index price of 35 percent. Provident markets to aggregators and mainly sells to the market on daily indices and receives prices, which are based on the heat content of the natural gas. Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

Provident Energy 2006 Q1

Production

	Three months ended March 31,
COGP	2006	2005	% Change
Daily production
Crude oil - Light/Medium (bpd)	7,302	8,763	(17)
- Heavy (bpd)	2,506	5,547	(55)
Natural gas liquids (bpd)	1,505	1,738	(13)
Natural gas (mcfd)	75,840	78,370	(3)
Oil equivalent (boed) (1)	23,953	29,110	(18)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production decreased 18 percent to 23,953 boed during the first quarter of 2006 as compared to 29,110 boed in 2005. The decrease reflects the September 29, 2005 Disposition that averaged 2,100 boed and the natural production declines partially offset by drilling and optimization activities.

Production for the first quarter of 2006 was weighted 53 percent natural gas, 10 percent heavy oil, and 37 percent light/medium crude oil and natural gas liquids. Provident’s production risk is mitigated by not having any single property providing greater than 10 percent of its daily production.

Provident’s COGP production summarized by core areas is as follows:

COGP
Three months ended March 31, 2006	West Central Alberta	Southern Alberta	Southern Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,226	2,424	2,117	1,471	64	7,302
- Heavy (bpd)	-	-	-	2,506	-	2,506
Natural gas liquids (bpd)	1,433	53	-	19	-	1,505
Natural gas (mcfd)	37,445	24,400	12,375	1,413	207	75,840
Oil equivalent (boed) (1)	8,900	6,544	4,179	4,231	99	23,953

COGP
Three months ended March 31, 2005	West Central Alberta	Southern Alberta	Southern Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,466	2,854	2,803	1,617	23	8,763
- Heavy (bpd)	-	-	-	5,547	-	5,547
Natural gas liquids (bpd)	1,589	132	1	15	1	1,738
Natural gas (mcfd)	42,964	28,517	4,704	2,154	31	78,370
Oil equivalent (boed) (1)	10,216	7,739	3,588	7,538	29	29,110
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Internal development activities included 20.0 net wells drilled during the quarter ended March 31, 2006. Provident’s most active area, southern Saskatchewan realized 15.5 net wells drilled that were not scheduled to occur until the third quarter of 2006. During the first quarter of 2006, Provident was able to accelerate its shallow gas drilling program by extending the contract of the drilling rig from 2005 into 2006. The majority of the wells are forecast to be on production by the third quarter of 2006.

Provident Energy 2006 Q1

Production results to date have been very strong in southern Saskatchewan, exceeding internal estimates. Provident’s other areas also remain active. In Lloydminster, Provident plans to drill low risk heavy oil wells and in southern Alberta, Provident is actively drilling shallow gas wells. In west central Alberta, Provident continues with its strategy of farming out high risk exploration land to enhance cash flow. The production in west central Alberta requires relatively less capital to manage its decline.

Provident expects COGP production for the full year of 2006 to average 19,000 boed to 21,000 boed.

Revenue and royalties

COGP	Three months ended March 31,
($ 000s except per boe and mcf data)	2006	2005	% Change

Oil
Revenue	$38,620	$49,153	(21)
Realized loss on non-hedging derivative instruments	(864)	(8,276)	(90)
Royalties (net of ARTC)	(7,169)	(8,923)	(20)
Net revenue	$30,587	$31,954	(4)
Net revenue (per barrel)	$34.65	$24.81	40
Royalties as a percentage of revenue	18.6%	18.2%

Natural gas
Revenue	$54,445	$47,630	14
Realized loss on non-hedging derivative instruments	(1,072)	(183)	486
Royalties (net of ARTC)	(12,299)	(10,238)	20
Net revenue	$41,074	$37,209	10
Net revenue (per mcf)	$6.02	$5.28	14
Royalties as a percentage of revenue	22.6%	21.5%

Natural gas liquids
Revenue	$7,300	$7,088	3
Royalties	(1,723)	(1,508)	14
Net revenue	$5,577	$5,580	0
Net revenue (per barrel)	$41.17	$35.67	15
Royalties as a percentage of revenue	23.6%	21.3%

Total
Revenue	$100,365	$103,871	(3)
Realized loss on non-hedging derivative instruments	(1,936)	(8,459)	(77)
Royalties (net of ARTC)	(21,191)	(20,669)	3
Net revenue	$77,238	$74,743	3
Net revenue (per boe)	$35.83	$28.53	26
Royalties as a percentage of revenue	21.1%	19.9%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

Quarter over quarter, 2006 COGP net revenue per boe was $35.83, a 26 percent increase from $28.53 in 2005. The increase was a result of COGP’s higher realized crude oil, natural gas liquids and natural gas prices and the significantly lower cost of hedging activities. The slight decrease in revenue is due to the September 29, 2005 Disposition that averaged 2,100 boed and natural production declines. Royalties, which are price sensitive, increased as a percentage of revenue to 21.1 percent in the first quarter of 2006 from 19.9 percent for the comparable quarter in 2005 mainly due to higher realized prices.
Provident Energy 2006 Q1

Production expenses

COGP	Three months ended March 31,
($ 000s, except per boe data)	2006	2005	% Change

Production expenses	$23,282	$25,620	(9)
Production expenses (per boe)	$10.80	$9.77	11

First quarter 2006 production expenses decreased nine percent to $23.3 million from $25.6 million in the comparable 2005 quarter due to lower production volumes. However, on a boe basis quarter-over-quarter production expenses have risen to $10.80 per boe, an 11 percent increase compared to $9.77 per boe in the comparable 2005 quarter. Operating expenses increased in a number of categories including well servicing, maintenance, fluid hauling, and power and fuel due to high commodity prices and increased demand for services in the sector. Natural production declines also result in fixed costs being allocated to fewer barrels, which push operating costs per boe higher.

Based on the current high commodity price environment and increased levels of activity, Provident expects Canadian operating costs to average $11.25 per boe to $11.75 per boe for 2006. Commodity prices affect the demand for services. If commodity prices increase, Provident expects the price of services and labour to increase.

Operating netback

COGP	Three months ended March 31,
($ per boe)	2006	2005	% Change
Netback per boe
Gross production revenue	$46.56	$39.65	17
Royalties (net of ARTC)	(9.83)	(7.89)	25
Operating costs	(10.80)	(9.77)	11
Field operating netback	25.93	21.99	18
Realized loss on non-hedging derivative instruments	(0.90)	(3.23)	(72)
Operating netback after non-hedging derivative instruments	$25.03	$18.76	33

COGP operating netbacks have transportation expense netted against gross production revenue.

First quarter 2006 field operating netback of $25.93 per boe was 18 percent above the $21.99 per boe in the comparable quarter in 2005. The increased field operating netback in the first quarter of 2006 reflects higher WTI crude oil and AECO monthly index benchmarks and a significant shift in Provident’s production mix to include a greater weighting towards natural gas and lighter grades of crude oil partially offset by wider differentials and increased operating costs. Operating netbacks after hedging increased by 33 percent to $25.03 per boe from $18.76 per boe for the quarter, reflecting a 72 percent decrease in the first quarter 2006 opportunity cost due to hedging of $0.90 per boe compared to $3.23 in the comparable quarter in 2005.

Provident Energy 2006 Q1

General and administrative

The following table does not incorporate the COGP portion of non-cash unit based compensation charges associated with Provident’s unit option plan and restricted and performance unit plan. First quarter non-cash unit based compensation charges for COGP was $0.4 million compared to $0.3 million in the same period of 2005.

COGP	Three months ended March 31,
($ 000s, except per boe data)	2006	2005	% Change

General and administrative	$6,418	$4,483	43
General and administrative (per boe)	$2.98	$1.71	74

General and administrative expenses for COGP in the first quarter increased 43 percent to $6.4 million from $4.5 million in the 2005 comparable quarter. On a boe basis the general and administrative expenses in the first quarter 2006 increased 74 percent to $2.98 from $1.71 in the first quarter of 2005. General and administrative costs per boe for 2006 were forecast to increase as a result of further increases in costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U.S. Sarbanes-Oxley Act) and a more competitive landscape impacting the cost of hiring and compensating employees. COGP operations are capable of absorbing additional production, particularly in existing core areas, with minimal impact on general and administrative expenses.

Capital expenditures

COGP	Three months ended March 31,
($ 000s)	2006	2005

Capital expenditures - by area
West central and southern Alberta	$8,554	$5,640
Southeast and southwest Saskatchewan	14,331	6,757
Lloydminster	1,531	942
Office and other	209	720
Property acquisitions and dispositions	1,395	(10)
Total additions	$26,020	$14,049

Capital expenditures - by category
Geological and geophysical	$311	$334
Drilling, recompletions, and workovers	21,399	6,633
Facilities and equipment	2,392	6,696
Other capital	523	396
Property acquisitions and dispositions	1,395	(10)
Total additions	$26,020	$14,049

In the first quarter of 2006, Provident’s COGP business unit spent 87 percent of its $24.6 million 2006 capital budget relating to drilling and recompletion activities, drilling 20.0 net wells resulting in 100 percent success. Southern Saskatchewan expenditures of $14.3 million were mainly a result of the accelerated drilling program in the first quarter of 2006 where COGP drilled 15.5 net wells. Southern Alberta expenditures of $5.7 million in the first quarter of 2006 consisted primarily of $5.2 million on tie-ins from the drilling program in the fourth quarter of 2005 and additional drilling activities and recompletions, $0.2 million on facility upgrades and $0.2 million on land and seismic activities. West central Alberta expenditures of $2.9 million in the first quarter of 2006 mainly consisted of $2.1 million on non

Provident Energy 2006 Q1

operated drilling and $0.6 million on facility work. West central Alberta continues to farm out its high risk exploration land which reduces the capital required to maintain its production declines. Lloydminster expenditures of $1.5 million in the first quarter of 2006 were primarily on completions costs from the drilling activities in the fourth quarter of 2005.

Given the success of Provident’s drilling program in southwest Saskatchewan, the Board has approved an increase in COGP’s 2006 capital budget to $63 million from $55 million.

Depletion, depreciation and accretion (DD&A)

	Three months ended March 31,
COGP
($ 000s, except per boe data)	2006	2005	% Change

DD&A	$34,649	$41,552	(17)
DD&A (per boe)	$16.07	$15.86	1

The COGP DD&A increased one percent for the first quarter of 2006 to $16.07 per boe comparable to $15.86 per boe for the first quarter of 2005.

In the first quarter 2006 accretion expense associated with asset retirement obligations of $0.4 million compared to $0.6 million in the comparable period of 2005.

Provident Energy 2006 Q1

USOGP segment review

The USOGP business unit incorporates activities from Provident’s subsidiary, BreitBurn Energy LP (BreitBurn), an oil and gas exploitation and production business based in Los Angeles, California.

On March 2, 2005 BreitBurn acquired Nautilus Resources, LLC, a U.S. private company with operations focused in the Big Horn and Wind River basins of Wyoming for cash consideration of $90.2 million.

USOGP pricing

The following prices are net of transportation expenses.

USOGP	Three months ended March 31,
	2006	2005	% Change

Realized pricing before non-hedging derivative instruments
Light/medium oil and natural gas liquids (Cdn$ per bbl)	$59.00	$54.00	9
Natural Gas (Cdn $ per mcf)	$8.72	$7.12	22

The increase in realized pricing reflects higher market prices in 2006, compared to the first quarter of 2005. The majority of USOGP oil production is light, sweet crude that attracts smaller differentials to benchmark prices relative to heavier blends. However, the oil production from the Nautilus properties acquired in March 2005 is heavier and attracts slightly wider differentials. Production from the former Nautilus properties represents approximately 28 percent of first quarter 2006 production (2005 - 12 percent).

Production

	Three months ended March 31,
USOGP	2006	2005	% Change

Daily production - by product
Crude oil - Light/Medium (bpd)	7,239	5,625	29
Natural gas liquids (bpd)	22	18	22
Natural gas (mcfd)	2,434	2,096	16
Oil equivalent (boed) (1)	7,667	5,992	28
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

	Three months ended March 31,
USOGP	2006	2005	% Change

Daily Production - by area (boed) (1)
Los Angeles	4,031	3,822	5
Santa Maria	1,406	1,338	5
Wyoming	2,230	832	168
	7,667	5,992	28
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production increased an average 1,675 boed or 28 percent to 7,667 boed in the first quarter of 2006 when compared to the first quarter of 2005. The increase is primarily attributable to the production from the Nautilus properties acquired on March 2, 2005. In total, the Nautilus properties added 2,144 boed to production in the first quarter of 2006. In the first quarter of 2005, the Nautilus properties added an average of 742 boed or 2,302 boed for the period from March 2 to March 31, 2005. Production from all other properties saw an average increase of 273 boed in the first quarter of 2006 when compared to the first quarter of 2005.

Provident Energy 2006 Q1

USOGP expects production for the full year of 2006 to be 7,500 to 8,000 boed.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($0.2 million in the first quarter of 2006 and $0.3 million in the first quarter of 2005) on behalf of third parties.

USOGP	Three months ended March 31,

($ 000s, except per boe and mcf amounts)	2006	2005	% Change

Oil
Revenue	$38,365	$27,354	40
Realized loss on non-hedging derivative instruments	(979)	(2,354)	(58)
Royalties	(3,708)	(2,477)	50
Net revenue	$33,678	$22,523	50
Net revenue (per bbl)	$51.69	$44.49	16
Royalties as a percentage of revenue	9.7%	9.1%

Natural gas
Revenue	$1,911	$1,343	42
Royalties	(249)	(186)	34
Net revenue	$1,662	$1,157	44
Net revenue (per mcf)	$7.59	$6.13	24
Royalties as a percentage of revenue	13.0%	13.8%

Natural gas liquids
Revenue	$111	$71	56
Royalties	(2)	(2)	-
Net revenue	$109	$69	58
Net revenue (per bbl)	$53.95	$42.60	27
Royalties as a percentage of revenue	1.8%	2.8%

Total
Revenue	$40,387	$28,768	40
Realized loss on non-hedging derivative instruments	(979)	(2,354)	(58)
Royalties	(3,959)	(2,665)	49
Net revenue	$35,449	$23,749	49
Net revenue (per boe)	$51.37	$44.04	17
Royalties as a percentage of revenue	9.8%	9.3%

Royalty rates in the U.S. are significantly lower than in Canada.

Revenue for the quarter ended March 31, 2006 is $40.4 million or 40 percent higher than the quarter ended March 31, 2005. The increase is attributable to a full quarter of production from the former Nautilus properties, increased average production from all other properties as well as increased commodity prices. Net revenue is $35.4 million or 49 percent higher than the $23.7 million of net revenue in the first quarter 2005. Increases in net revenue are due to a full quarter of production from the former Nautilus properties, increased average production from all other properties, increased commodity prices and lower realized losses on non-hedging derivative instruments. Royalties as a percentage of revenue are up slightly as royalties on the acquired Wyoming properties are slightly higher than those incurred in Southern California operations.

Provident Energy 2006 Q1

Production expenses

USOGP	Three months ended March 31,
($ 000s, except per boe amounts)	2006	2005	% Change
Production expenses	$11,337	$7,426	53
Production expenses (per boe)	$16.43	$13.77	19

Production expenses were $16.43 per boe in the first quarter of 2006, up $2.66 per boe or 19 percent from the first quarter of 2005. Continuing strong crude oil prices have resulted in USOGP field operations continuing to focus on a return to production or to maintain production on wells with higher operating costs. USOGP operating costs for the remainder of 2006 are expected to average between $15.50 and $16.50 per boe.

Operating netback

USOGP	Three months ended March 31,
($ per boe)	2006	2005	% Change
USOGP oil equivalent netback per boe
Gross production revenue	$58.53	$53.35	10
Royalties	(5.74)	(4.94)	16
Operating costs	(16.43)	(13.77)	19
Field Operating Netback	$36.36	$34.64	5

Non-hedging derivative instruments	(1.42)	(4.37)	(68)
Operating netback after non-hedging derivative instruments	$34.94	$30.27	15

USOGP	Three months ended March 31,
($ per bbl)	2006	2005	% Change

USOGP crude oil and NGLs netback per bbl
Gross production revenue	$58.88	$54.00	9
Royalties	(5.68)	(4.88)	16
Operating costs	(16.43)	(14.29)	15
Field Operating Netback	$36.77	$34.83	6

Non-hedging derivative instruments	(1.50)	(4.64)	(68)
Operating netback after non-hedging derivative instruments	$35.27	$30.19	17

USOGP	Three months ended March 31,
($ per mcf)	2006	2005	% Change

USOGP natural gas netback per mcf
Gross production revenue	$8.72	$7.12	22
Royalties	(1.14)	(0.99)	15
Operating costs	(2.74)	(0.90)	204
Field and Operating Netback	$4.84	$5.23	(7)

Operating netbacks in the first quarter of 2006 remain strong driven by high commodity prices partially offset by increased production costs and opportunity costs associated with hedge activities.

Provident Energy 2006 Q1

General and administrative

The following table does not incorporate the USOGP portion of non-cash unit based compensation expense. Year-to-date, non-cash recoveries of $1.7 million have been recorded (2005 - $0.4 million expense), as described below.

USOGP	Three months ended March 31,
($ 000s, except per boe amounts)	2006	2005	% Change
General and administrative	$7,642	$1,771	332
General and administrative (per boe)	$11.07	$3.28	238

General and administrative expenses were $7.6 million or $11.07 per boe in the first quarter of 2006 compared to $1.8 million or $3.28 per boe in the first quarter of 2005. First quarter 2006 general and administrative expenses include $3.8 million or $5.52 per boe (2005 - nil) related to payments associated with unit based compensation. The expense was accrued in 2005 as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in the first quarter of 2006 (see note 9 (iv) to the interim consolidated financial statements). Excluding this payment, general and administrative expenses were $3.8 million, or $5.56 per boe, which is 70 percent higher than the first quarter of 2005 on a boe basis. The primary drivers of this increase are costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U. S. Sarbanes-Oxley Act), additional costs associated with the former Nautilus properties and a more competitive landscape impacting the cost of hiring and compensating employees that continue to put upward pressure on general and administrative costs.

Capital expenditures

USOGP
	Three months ended March 31,
($ 000s)	2006	2005

Capital expenditures - by category
Geological and geophysical	$-	$114
Drilling, recompletions, and workovers	11,475	7,212
Facilities and equipment	2,901	7,281
Other capital	285	277
Total additions	$14,661	$14,884

USOGP capital expenditures for the first quarter of 2006 totaled $14.7 million. $6.7 million of the capital expenditures were directed at drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. At the Nautilus fields in Wyoming $6.4 million was directed at optimization projects with a further $1.6 million directed at optimization projects at smaller fields and office equipment. A significant portion of optimization capital was directed at improvements to infrastructure aimed at reducing future operating expenses. In addition, optimization capital continues to incorporate returning previously uneconomic wells to production to take advantage of high oil prices.

Provident’s Board has approved an increase in the 2006 USOGP capital budget from $51 million to $59 million, over half of which is due to additional drilling in various fields as well as testing at Orcutt.

Depletion, depreciation and accretion (DD&A)

USOGP	Three months ended March 31,
($ 000s, except per boe amounts)	2006	2005	% Change

DD&A	$7,466	$5,107	46
DD&A (per boe)	$10.82	$9.47	14

Provident Energy 2006 Q1

The USOGP’s DD&A rate is low due to the long-lived nature of the assets. The increase over the first quarter of 2005 reflects the acquisition of the former Nautilus properties, which have a higher depletion rate than the California properties due to shorter reserve lives.

Recent developments

Provident’s subsidiary company, BreitBurn Energy, intends to file a registration statement with the U.S. Securities and Exchange Commission relating to an initial public offering for a portion of BreitBurn’s assets. This announcement is being made pursuant to and in accordance with Rule 135 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. Any such offer or solicitation will be made only by the prospectus included in the registration statement to be filed.

Provident Energy 2006 Q1

Midstream services and marketing business segment review

Midstream NGL acquisition

The first quarter of 2006, is the first full quarter of operations since the Midstream NGL Acquisition closed on December 13, 2005. The Midstream NGL Acquisition included NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, and contracts including marketing, supply and transportation arrangements, and NGL marketing infrastructure. This acquisition has extended Provident’s involvement in the NGL value chain. First quarter 2005 results included NGL fee for service, fixed margin extraction, equity margin on marketed NGLs, and margin on crude oil marketing contracts. The crude oil marketing contracts were disposed in May 2005, thus 2006 results include an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs.

Operations - managed NGL volumes

Provident managed 163,420 bpd over the first quarter. Product managed in the first quarter of 2005 was 61,590 bpd. The significant increase is a result of the Midstream NGL Acquisition.

Revenues

For the first quarter of 2006 product sales and services revenues were $473.0 million (2005 - $244.9 million). Revenue figures are after elimination of intersegment transactions. Product sales relate to the marketing of NGLs and transportation and fractionation contracts (T&F), while service revenue relates to fees earned through NGL processing, marketing, storage and distribution. The majority of NGL revenues are earned pursuant to long-term contracts and annual evergreen purchase and sales commitments. The significant increase in revenue over the first quarter of 2005 is a result of the Midstream NGL Acquisition.

In addition to product sales and service revenue, Provident received $1.5 million in the first quarter 2006 (2005 - $0.5 million) on Midstream margin stabilization hedging activities.

Expenses

The cost of goods sold (COGS) was $422.7 million for the first quarter of 2006 (2005 - $219.6 million). These figures are after elimination of intersegment transactions and include the effect of the $5.2 million repayment described under the heading “Fractionation spread support program”. Cost of goods sold relates to NGL product sales revenue included in product sales and services revenue. COGS include all costs incurred in the production and purchase of NGL specification product for sale. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments. The significant increase in COGS over the first quarter of 2005 is a result of the Midstream NGL Acquisition.

Operating and maintenance expenses were $9.4 million for the first quarter of 2006 (2005- $7.4 million). These costs include the operating costs incurred at the Younger and Redwater facilities to produce NGLs, and provide T&F, storage and distribution services to third parties. The increase reflects higher fuel prices.

General and administrative expenses were $5.0 million for the first quarter 2006 (2005 - $2.0 million) representing increased number of employees acquired through the Midstream NGL Acquisition and associated costs. Interest expense for the first quarter of 2006 was $6.9 million (2005 - $1.4 million) reflecting higher debt levels associated with the Midstream NGL Acquisition. Depreciation expense was $10.8 million for the three months ended March 31, 2006 (2005 - $2.5 million) reflecting the larger asset base acquired through the Midstream NGL Acquisition.

Provident Energy 2006 Q1

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and cash flow from operations

First quarter 2006 EBITDA of $32.8 million increased $16.4 million or 100 percent from $16.4 million in the first quarter of 2005. Cash flow for the first quarter of 2006 was $26.1 million, an increase of $10.9 million or 72 percent above the $15.2 million for the first quarter 2005. First quarter 2006 EBITDA and cash flow was reduced by $5.2 million due to the requirement to repay the amount that was drawn in December 2005 under the fractionation spread support program. Through the Midstream NGL Acquisition, Provident has expanded its involvement in the NGL value chain, which has made a significant contribution to the overall increase in EBITDA and cash flow.

Management uses EBITDA to analyze the operating performance of the Midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Fractionation spread support program

As part of the Midstream NGL Acquisition, the vendor has agreed to provide a near-term fractionation spread support program. The program provides Provident with up to $75 million of support over the next two years if the fractionation spread ratio is below historic levels. This program is intended to ensure that Provident achieves the long-term average fractionation spread ratio that the NGL business has attained historically through to November 2007. This program is intended to provide consistent and stable cash flow and distributions for Unitholders. In certain circumstances, the vendor will have the ability to recover the amounts provided under the support program until October 31, 2008, if the fractionation spread ratio exceeds historic levels. Provident’s long term risk management strategy is focused on locking in fractionation spread margins, with the objective of stabilizing cash flow over the longer term.

The impact of the agreement on the first quarter of 2006 was a repayment of $5.2 million that was received in the fourth quarter of 2005, resulting in an increase in the cost of goods available for sale in the first quarter of 2006 with no comparative for 2005.

Capital expenditures

Midstream capital expenditures for the first quarter of 2006 totaled $14.6 million. $14.0 million of the capital was spent on the new condensate offloading and terminalling facilities recently announced. The remaining $0.6 million relates to sustaining capital requirements.

Provident has increased the Midstream 2006 capital budget by $5 million, to $38 million, to fund a further expansion of the new facility. This additional investment will effectively double the facility’s rail-handling capacity.

Provident Energy 2006 Q1

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$	)	(US$)*
2006
January 23, 2006	February 15, 2006	$0.12		0.10
February 23, 2006	March 15, 2006	0.12		0.10
March 22, 2006	April 13, 2006	0.12		0.10
Q1 2006 Cash Distributions paid as declared		$0.36		0.30
2005 Cash Distributions paid as declared		1.44		1.20
2004 Cash Distributions paid as declared		1.44		1.10
2003 Cash Distributions paid as declared		2.06		1.47
2002 Cash Distributions paid as declared		2.03		1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54		1.64
Inception to March 31, 2006 – Distributions paid as declared		$9.87		7.00
*exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes, 2005 distributions were determined to be 76.5 percent taxable and 23.5 percent a tax deferred return of capital in the hands of Canadian unitholders. Distributions received by U.S. resident unitholders in 2005 were classified as 94.4 percent qualified dividend and 5.6 percent tax deferred return of capital. In both Canada and the U.S., the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Foreign ownership

As at March 31, 2006, based on information received from the transfer agent and financial intermediaries, an estimated 83 percent of Provident’s outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Business prospects

Provident intends to execute a balanced portfolio strategy. In the COGP business internal development projects with a board approved capital budget of $63 million are planned. Acquisitions of interest in properties close to properties already owned or partially owned by Provident will be pursued. In the USOGP business internal development projects are planned with a board approved capital budget of $59 million. Major corporate or property acquisitions are being evaluated. In the Midstream Services business, Provident will expand and build upon the business and evaluate additional infrastructure assets with a goal of adding quality assets at reasonable prices. The goal of these strategies is to maintain and increase per unit distributable cash flow and net asset value.

Provident Energy 2006 Q1

Change in accounting policies

Exchangeable securities - non-controlling interest

Effective June 30, 2005, the Canadian Institute of Chartered Accountants issued an amendment to EIC abstract 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Provident Acquisitions Inc. and Provident Energy Ltd. corporate subsidiaries of the Trust, are considered under this standard to be transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $8.3 million and $35.9 million, respectively, on the Trust's consolidated balance sheet as at December 31, 2005 and December 31, 2004. Consolidated net income or loss has been adjusted for the earnings attributable to the non-controlling interest of $0.8 million for the year ended December 31, 2005 and $0.5 million for the year ended December 31, 2004. As at June 30, 2005 unitholders’ equity was reduced by $11.2 million and non-controlling interest on the consolidated balance sheet increased by $13.0 million. In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The retroactive application of this abstract as at December 31, 2004 was an accumulated loss of $1.5 million. For the comparative three months ended March 31, 2005 there was a retroactive adjustment decreasing the net loss by $0.1 million. The retroactive accumulated income adjustments represent the cumulative net income attributable to the non-controlling interest for prior periods. Cash flow was not affected by this change.

Business risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•  fluctuations in commodity price, exchange rates and interest rates;

•  government and regulatory risk in respect of royalty and income tax regimes;

•  operational risks that may affect the quality and recoverability of reserves;

•  geological risk associated with accessing and recovering new quantities of reserves;

•  transportation risk in respect of the ability to transport oil and natural gas to market;

•  capital markets risk and the ability to finance future growth;

•  marketability of oil and natural gas;

•  income tax legislation relating to income trusts; and

•  environmental, health and safety risks.

Provident Energy 2006 Q1

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;

•	regulatory intervention in determining processing fees and tariffs; and

•	reliance on significant customers

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a low cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Provident Energy 2006 Q1

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the three months ended March 31, 2006 on both the Toronto Stock Exchange and the New York Stock Exchange:

Q1
TSE – PVE.UN (Cdn$)
High	$13.70
Low	$11.79
Close	$13.04
Volume (000s)	23,113
NYSE – PVX (US$)
High	$11.66
Low	$10.24
Close	$11.32
Volume (000s)	36,038

Provident Energy 2006 Q1

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2006
First
Quarter
Financial - consolidated
Revenue	$553,706
Cash flow	$78,906
Net income (loss)	$24,200
Net income (loss) per unit - basic and diluted	$0.13
Unitholder distributions	$68,350
Distributions per unit	$0.36

Oil and gas production
Cash revenue	$114,020
Earnings before interest, DD&A, taxes and other non-cash items	$64,313

Cash flow	$52,813
Net income (loss)	$36,484

Midstream services and marketing
Cash revenue	$474,515
Earnings before interest, DD&A, taxes	$32,813
and other non-cash items
Cash flow	$26,093
Net income (loss)	$(12,284)

Operating
Oil and gas production
Light/medium oil (bpd)	14,541
Heavy oil (bpd)	2,506
Natural gas liquids (bpd)	1,527
Natural gas (mcfd)	78,274
Oil equivalent (boed)	31,620

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl	$54.80
(before non-hedging derivative instruments)
Light/medium oil per bbl	$53.40
(including non-hedging derivative instruments)
Heavy oil per bbl	$22.87
(before non-hedging derivative instruments)
Heavy oil per bbl	$22.82
(including non-hedging derivative instruments)
Natural gas liquids per barrel	$53.91
Natural gas per mcf	$8.00
(before non-hedging derivative instruments)
Natural gas per mcf	$7.85
(including non-hedging derivative instruments)

Midstream services and marketing
Managed NGL volumes (bpd)	163,420

Provident Energy 2006 Q1

Segmented information by quarter	2005
($ 000s except for per unit and operating amounts)
	First	Second	Third	Fourth	YTD
	Quarter(1)	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$322,023	$300,504	$295,060	$442,687	$1,360,274
Cash flow	$64,137	$64,435	$86,318	$96,298	$311,188
Net income (loss)	$(2,783)	$26,822	$18,386	$54,501	$96,926
Net income (loss) per unit - basic and diluted	$(0.02)	$0.17	$0.11	$0.32	$0.61
Unitholder distributions	$51,734	$57,001	$59,333	$62,646	$230,714
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$100,447	$104,478	$124,073	$117,710	$446,708
Earnings before interest, DD&A, taxes and other non-cash items	$59,262	$63,584	$81,670	$73,976	$278,492

Cash flow	$48,937	$53,868	$74,139	$68,006	$244,950
Net income (loss)	$(15,046)	$14,681	$10,702	$30,437	$40,774

Midstream services and marketing
Cash revenue	$245,338	$186,635	$180,875	$293,034	$905,882
Earnings before interest, DD&A, taxes	$16,380	$11,765	$12,978	$29,566	$70,689
and other non-cash items
Cash flow	$15,200	$10,567	$12,179	$28,292	$66,238
Net income	$12,263	$12,141	$7,684	$24,064	$56,152

Operating
Oil and gas production
Light/medium oil (bpd)	14,388	15,891	15,583	14,051	14,979
Heavy oil (bpd)	5,547	4,644	4,075	3,195	4,358
Natural gas liquids (bpd)	1,756	1,454	1,523	1,653	1,596
Natural gas (mcfd)	80,466	79,126	75,523	73,363	77,095
Oil equivalent (boed)	35,102	35,177	33,768	31,126	33,782

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl	$49.32	$51.20	$62.95	$55.31	$54.69
(before non-hedging derivative instruments)
Light/medium oil per bbl	$40.93	$42.18	$49.82	$42.52	$43.90
(including non-hedging derivative instruments)
Heavy oil per bbl	$25.85	$26.03	$46.74	$28.62	$31.33
(before non-hedging derivative instruments)
Heavy oil per bbl	$25.78	$26.03	$46.74	$28.62	$31.31
(including non-hedging derivative instruments)
Natural gas liquids per barrel	$45.30	$47.75	$54.27	$49.44	$49.09
Natural gas per mcf	$6.76	$7.29	$8.43	$11.44	$8.43
(before non-hedging derivative instruments)
Natural gas per mcf	$6.74	$7.13	$8.03	$11.22	$8.23
(including non-hedging derivative instruments)

Midstream services and marketing
Managed NGL volumes (bpd)	61,590	58,200	61,760	77,100	64,740
(1) Restated - see note 2 to interim consolidated financial statements.

Provident Energy 2006 Q1

Segmented information by quarter
($ 000s except per unit and operating amounts)	2004(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	YTD Total

Financial - consolidated
Revenue	$234,947	$218,304	$287,171	$369,435	$1,109,857
Cash flow	$36,269	$36,530	$54,076	$58,371	$185,246
Net income (loss)	$(5,995)	$(6,873)	$(4,221)	$38,314	$21,225
Net income (loss) per unit - basic and diluted	$(0.07)	$(0.07)	$(0.03)	$0.27	$0.19
Unitholder distributions	$31,036	$35,039	$46,489	$52,064	$164,628
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$54,865	$59,316	$89,129	$91,569	$294,879
Earnings before interest, DD&A, taxes and other non-cash items	$30,741	$34,974	$51,767	$50,498	$167,980
Cash flow	$26,386	$29,593	$44,825	$41,798	$142,602
Net income (loss)	$(9,761)	$(10,950)	$(17,356)	$27,490	$(10,577)

Midstream services and marketing
Cash revenue	$233,031	$218,388	$287,679	$288,768	$1,027,866
Earnings before interest, DD&A, taxes	$12,197	$8,945	$10,986	$17,957	$50,085
and other non-cash items
Cash flow	$9,883	$6,937	$9,251	$16,573	42,644
Net income	$3,766	$4,077	$13,135	$10,824	$31,802

Operating
Oil and gas production
Light/medium oil (bpd)	5,965	7,861	12,674	14,012	10,146
Heavy oil (bpd)	6,588	6,537	6,770	6,536	6,608
Natural gas liquids (bpd)	1,130	1,267	1,803	1,770	1,494
Natural gas (mcfd)	63,859	68,007	88,642	87,339	77,022
Oil equivalent (boed)	24,326	27,000	36,021	36,874	31,085

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl
(before non-hedging derivative instruments)	$39.00	$42.28	$48.59	$45.83	$45.01
Light/medium oil per bbl
(including non-hedging derivative instruments)	$26.15	$29.97	$38.00	$33.88	$33.29
Heavy oil per bbl
(before non-hedging derivative instruments)	$26.84	$28.26	$34.23	$25.33	$28.72
Heavy oil per bbl
(including non-hedging derivative instruments)	$22.80	$23.26	$25.72	$22.17	$23.51
Natural gas liquids per barrel	$37.03	$40.55	$40.88	$42.80	$40.68
Natural gas per mcf
(before non-hedging derivative instruments)	$6.40	$7.01	$6.47	$6.56	$6.60
Natural gas per mcf
(including non-hedging derivative instruments)	$6.31	$6.26	$6.05	$6.31	$6.23

Midstream services and marketing
Managed NGL volumes (bpd)	67,279	51,393	58,400	52,870	57,484
(1) Restated - see note 2 to interim consolidated financial statements.

Provident Energy 2006 Q1

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	March 31,	December 31,
	2006	2005

Assets
Current assets
Cash and cash equivalents	$8,074	$32,113
Accounts receivable	192,603	267,246
Petroleum product inventory	58,704	110,638
Prepaid expenses	9,033	14,326
	268,414	424,323

Cash reserve for future site reclamation	1,372	1,872
Investments	4,320	3,758
Deferred financing charges	13,792	14,710
Property, plant and equipment	1,696,613	1,702,689
Intangible assets	210,285	215,850
Goodwill	431,046	429,068
	$2,625,842	$2,792,270
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$258,575	$314,723
Cash distributions payable	19,797	20,644
Distributions payable to non-controlling interest	229	452
Financial derivative instruments	21,910	14,149
	300,511	349,968

Long-term debt - revolving term credit facilities (note 4)	508,897	586,597
Long-term debt - convertible debentures (note 4)	298,092	298,007
Asset retirement obligation (note 5)	40,530	41,133
Long-term financial derivative instruments	27,104	-
Future income taxes	57,757	91,595
Non-controlling interests
USOGP operations	11,799	11,885
Exchangeable shares (note 6)	6,977	8,259

Unitholders’ equity
Unitholders’ contributions (note 7)	1,984,062	1,971,707
Convertible debentures equity component	19,265	19,301
Contributed surplus (note 9)	1,693	1,675
Cumulative translation adjustment	(40,623)	(41,785)
Accumulated income	121,488	97,288
Accumulated cash distributions (note 10)	(711,710)	(643,360)
	1,374,175	1,404,826
	$2,625,842	$2,792,270

Provident Energy 2006 Q1

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)
	Three months ended
	March 31,
	2006	2005
		(restated note 2)
Revenue (note 8)
Revenue	$589,972	$356,123
Realized loss on financial derivative instruments	(1,437)	(10,338)
Unrealized loss on financial derivative instruments	(34,829)	(23,762)
	553,706	322,023

Expenses
Cost of goods sold	422,729	219,620
Production, operating and maintenance	44,006	40,421
Transportation	5,758	1,692
Depletion, depreciation and accretion	52,910	49,161
General and administrative	19,075	8,277
Non-cash unit based compensation (note 9)	(623)	631
Interest on bank debt	6,638	3,326
Interest and accretion on convertible debentures	6,094	5,612
Amortization of deferred financing charges	918	90
Foreign exchange (gain) loss and other	(695)	113
	556,810	328,943

Loss before taxes and non-controlling interests	(3,104)	(6,920)

Capital taxes	1,286	1,377
Current and withholding taxes	4,843	2,367
Future income tax recovery	(33,838)	(7,720)
	(27,709)	(3,976)

Net income (loss) before non-controlling interests	24,605	(2,944)
Non-controlling interests
USOGP operations	270	(105)
Exchangeable shares (note 6)	135	(56)
Net income (loss)	24,200	(2,783)

Accumulated income, beginning of period	$97,288	$1,844
Retroactive application of changes in accounting policies (note 2)	-	(1,482)
Accumulated income, beginning of period, restated	97,288	362
Accumulated income (loss), end of period	$121,488	$(2,421)
Net income (loss) per unit – basic	$0.13	$(0.02)
Net income (loss) per unit – diluted	$0.13	$(0.02)

Provident Energy 2006 Q1

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars (000s)
(unaudited)
	Three months ended
	March 31,
	2006	2005
		(restated note 2)
Cash provided by operating activities
Net income (loss) for the period	$24,200	$(2,783)
Add (deduct) non-cash items:
Depletion, depreciation and accretion	52,910	49,161
Debenture accretion and amortization of deferred charges	1,559	1,297
Non-cash unit based compensation (note 9)	(623)	631
Unrealized loss on financial derivative instruments (note 8)	34,829	23,762
Unrealized foreign exchange gain	(536)	(20)
Future income tax recovery	(33,838)	(7,720)
Equity in earnings of investee	-	(30)
Net income (loss) attributable to non-controlling interests	405	(161)
Cash flow from operations before changes in working capital and site restoration expenditures	78,906	64,137
Site restoration expenditures	(1,143)	(629)
Change in non-cash operating working capital	90,159	(4,801)
	167,922	58,707

Cash used for financing activities
Decrease in long-term debt	(77,936)	(89,500)
Declared distributions to unitholders	(68,350)	(51,734)
Declared distributions to non-controlling interest	(356)	(189)
Issue of trust units, net of issue costs	10,176	111,547
Issue of debentures, net of costs	-	95,759
Change in non-cash financing working capital	(1,071)	4,760
	(137,537)	70,643

Cash used for investing activities
Net capital expenditures	(55,303)	(29,086)
Acquisition of Nautilus (note 3)	-	(91,420)
Proceeds on sale of assets (note 3)	11,517	-
Reclamation fund contributions	(643)	(786)
Reclamation fund withdrawals	1,143	629
Payment of financial derivative instruments	-	(8,137)
Change in non-cash investing working capital	(11,138)	(600)
	(54,424)	(129,400)

Decrease in cash and cash equivalents	(24,039)	(50)
Cash and cash equivalents beginning of period	32,113	244
Cash and cash equivalents end of period	$8,074	$194

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$12,590	$6,366
Cash taxes paid	$4,934	$2,181

Provident Energy 2006 Q1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in Cdn$000’s, except unit and per unit amounts)
(unaudited)

March 31, 2006

The Interim Consolidated Financial Statements of Provident Energy Trust (“the Trust”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2005, which are disclosed in the annual report filed by the Trust.

1.  Significant accounting policies

The interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of the Trust for the year ended December 31, 2005 and are consistent with policies adopted in the first quarter of 2005 except as described in note 2.

2.  Changes in accounting policies and practices

(i)  Exchangeable securities - non-controlling interest

Effective June 30, 2005, the Canadian Institute of Chartered Accountants issued an amendment to EIC abstract 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Provident Acquisitions Inc. and Provident Energy Ltd. corporate subsidiaries of the Trust are considered under this standard to be transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $8.3 million and $35.9 million, respectively, on the Trust's consolidated balance sheet as at December 31, 2005 and December 31, 2004. Consolidated net income or loss has been adjusted for the earnings attributable to the non-controlling interest of $0.8 million for the year ended December 31, 2005 and $0.5 million for the year ended December 31, 2004. As at June 30, 2005 unitholders' equity was reduced by $11.2 million and non-controlling interest on the consolidated balance sheet increased by $13.0 million. In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The retroactive application of this abstract as at December 31, 2004 was an accumulated loss of $1.5 million. For the comparative three months ended March 31, 2005 there was a retroactive adjustment decreasing the net loss by $0.1 million. The retroactive accumulated income adjustments represent the cumulative net income attributable to the non controlling interest for prior periods. Cash flow was not affected by this change.

3.  Acquisitions

(i)  Acquisition of Midstream NGL Assets

On December 13, 2005 Provident acquired midstream business assets (the Midstream NGL Acquisition) from EnCana Corporation by way of the purchase of partnership interests, corporations and assets. The business comprises NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts including supply and transportation arrangements, and ownership of Kinetic Resources, two partnerships which perform NGL marketing services including Kinetic’s interests in a distribution terminal and leases on approximately 700 rail cars. The transaction was accounted for using the purchase method with the allocation of the purchase as follows:

Provident Energy 2006 Q1

Net assets acquired and liabilities assumed
Property, plant and equipment	$426,088
Working capital, net of cash acquired	38,937
Intangible asset - contracts and customer relationships	183,100
Intangible asset - fractionation spread support agreement	17,600
Intangible assets - other	16,308
Goodwill	100,102
Financial derivative instruments	945
Asset retirement obligation	(7,604)
Future income taxes	(3,173)
$772,303
Consideration
Acquisition costs	$12,620
Cash, net of cash acquired	759,683
$772,303

The Midstream NGL Acquisition was financed by the issuance of 21,830,000 units at $12.60 per unit and $150 million of 6.5 percent convertible unsecured subordinated debentures. The remaining portion of the purchase price of the Midstream NGL Acquisition was funded through Provident’s credit facility.

In February 2006, Provident sold its 49 percent interest in the Marysville Partnership which owns the Marysville Underground Storage Terminal (MUST) for net cash proceeds of $11.5 million. The partnership interest was part of the assets acquired in the Midstream NGL Acquisition. The purchase price allocation of the Midstream NGL Acquisition was adjusted in the first quarter of 2006 to reflect the fair value of the acquisition.

(ii)  Acquisition of Nautilus

On March 2, 2005 Provident acquired Nautilus Resources, LLC (“Nautilus”) for cash consideration of $90.2 million and acquisition costs of $1.2 million. Nautilus was a private oil and gas exploration and production company active in Wyoming, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$99,877
Working capital	1,237
Asset retirement obligation	(1,557)
Financial derivative instrument	(8,137)
$91,420
Consideration
Acquisition costs	$1,237
Cash	90,183
$91,420

The result of this acquisition was the non-controlling interest on USOGP operations decreased by 1.4 percent from 5.8 to 4.4 percent.

4.  Long-term debt

	As at	As at
	Dec. 31, 2005	March 31, 2006
Revolving term credit facilities	$508,897	$586,597
Convertible debentures	298,092	298,007
	$806,989	$884,604

Provident Energy 2006 Q1

(i)  Revolving term credit facility

At March 31, 2006 Provident had $750.0 million and USD $100.0 million term credit facilities, consistent with December 31, 2005. At March 31, 2006, $456.9 million was drawn on the Canadian facility and $52.0 million was drawn on the USD facility.
At March 31, 2006 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $46.0 million. The guarantees totaled $45.1 million at December 31, 2005.

(ii)  Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units. For the three month period ended March 31, 2006, $0.6 million of the face value of debentures were converted to trust units at the election of debenture holders (2005 - $5.0 million). The following table details each convertible debenture:

	As at		As at
Convertible Debentures	March 31, 2006		December 31, 2005
($ 000s except conversion pricing)	Carrying Value(1)	Face Value	Carrying Value(1)	Face Value	Maturity Date	Conversion Price per unit(2)
6.5% Convertible Debentures	$141,856	$150,000	$141,522	$150,000	April 30, 2011	14.75
6.5% Convertible Debentures	92,546	99,034	92,482	99,179	Aug. 31, 2012	13.75
8.0% Convertible Debentures	32,393	33,578	32,382	33,648	July 31, 2009	12.00
8.75% Convertible Debentures	31,297	32,244	31,621	32,659	Dec. 31, 2008	11.05
	$298,092	$314,856	$298,007	$315,486
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

5.  Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $276.8 million. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 50 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $166.1 million. The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement of these obligations is expected to occur in 30 to 45 years.

	Three months ended March 31,
($000s)	2006	2005
Carrying amount, beginning of period	$41,133	$40,506
Business acquisitions	-	1,557
Change in estimate	157	-
Increase in liabilities incurred during the period	262	121
Settlement of liabilities during the period	(1,143)	(629)
Decrease in liabilities due to disposition	(773)	-
Accretion of liability	894	795
Carrying amount, end of period	$40,530	$42,350

Provident Energy 2006 Q1

6.  Exchangeable shares - non-controlling interest
The Trust retroactively applied EIC-151 “Exchangeable Securities Issued by a Subsidiary of an Income Trust” as at June 30, 2005. The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of operations represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end during the period.
Following is a summary of the non-controlling interest - exchangeable shares for the three month periods ended March 31, 2006 and 2005:

	Three months ended March 31,
	2006	2005(1)
Non-controlling interest, beginning of period	$8,259	$35,921
Reduction of book value for conversion to trust units	(1,417)	(12,806)
Net income (loss) attributable to non-controlling interest	135	(56)
Non-controlling interest, end of period	$6,977	$23,059
Accumulated income attributable to non-controlling interest	$2,016	$1,426
(1) Restated - note 2

The following table details the number of exchangeable shares converted and outstanding in addition to the associated book value:

	Three months ended March 31,
	2006			2005

Exchangeable shares
Provident Acquisitions Inc.	Number of units	Amount (000s	)	Number of units	Amount (000s )
Balance at beginning of period	-	$-		336,876	$3,675
Converted to trust units	-	-		(336,876)	(3,675)
Balance, end of period	-	-		-	-
Exchange ratio, end of period	-			-
Trust units issuable upon conversion, end of period	-	$-		-	$-

Exchangeable shares
Provident Energy Ltd.*
Balance at beginning of period	463,545	$4,961		638,474	$6,833
Converted to trust units	-	-		-	-
Balance, end of period	463,545	4,961		638,474	6,833
Exchange ratio, end of period	1.55261			1.39162
Trust units issuable upon conversion, end of period	719,705	$4,961		888,513	$6,833

Exchangeable shares (Series B) Provident Energy Ltd.**
Balance at beginning of period	91,320	$1,046		2,095,271	$23,931
Converted to trust units	(91,320)	(1,046)		(799,495)	(9,131)
Balance, end of period	-	-		1,295,776	14,800
Exchange ratio, end of period	-			1.09979
Trust units issuable upon conversion, end of period	-	$-		1,425,081	$14,800

Total Trust units issuable upon conversion
of all exchangeable shares, end of period	719,705	$4,961		2,313,595	$21,633
* Maturity date is June 30, 2006
**Matured on January 15, 2006.

Provident Energy 2006 Q1

7.  Unitholders’ contributions
The Trust has authorized capital of an unlimited number of common voting trust units.

		Three months ended March 31,
	2006			2005
Trust Units	Number of units	Amount (000s	)	Number of units	Amount (000s	)
Balance at beginning of period	188,772,788	$1,971,707		142,226,248	$1,438,393
Issued for cash	-	-		8,400,000	100,800
Exchangeable share conversions	109,947	1,417		1,344,888	12,806
Issued pursuant to unit option plan	225,399	1,881		1,109,544	11,507
Issued pursuant to the distribution reinvestment plan	504,914	5,399		257,530	2,921
To be issued pursuant to the distribution reinvestment plan	237,000	3,018		132,000	1,508
Debenture conversions	53,927	640		466,933	5,479
Unit issue costs	-	-		-	(5,189)
Balance at end of period	189,903,975	$1,984,062		153,937,143	$1,568,225

The per trust unit amounts for the quarter ended March 31, 2006 were calculated based on the weighted average number of units outstanding of 189,134,192 which excludes the shares exchangeable into trust units (2005 - 146,615,679). The diluted per trust unit amounts for 2006 are calculated including an additional 437,489 trust units (2005 - 2,245,709) for the dilutive effect of the unit options, exchangeable shares and convertible debentures. For the three months ended March 31, 2006 and 2005, these additional units have been included in the dilution calculation as their effect is dilutive when applied against the net income of the quarter.

8.  Revenue

	Three months ended March 31,
	2006	2005
Gross production revenue	$142,085	$134,594
Product sales and service revenue	473,037	244,863
Royalties	(25,150)	(23,334)
Revenue	$589,972	$356,123

Realized loss on financial derivative instruments	(1,437)	(10,338)
Unrealized loss on financial derivative instruments	(34,829)	(23,762)
	$553,706	$322,023

Change in unrealized loss on financial derivative instruments	$(34,829)	$(23,373)
Amortization of loss on financial derivative instruments	-	(389)
Unrealized loss on financial derivative instruments	$(34,829)	$(23,762)

The realized loss on financial derivative instruments for the quarter ended March 31, 2006 of $1.4 million (2005 - $10.3 million) relates to the cash settlement on derivative instruments.

Provident Energy 2006 Q1

9.  Non-cash unit based compensation

(i)   Unit option plan

	Three months ended March 31,
	2006		2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,205,625	$11.11	5,200,331	$11.01
Granted	-	-	195,200	11.55
Exercised	(225,399)	10.83	(1,109,544)	10.93
Forfeited	-	-	(500)	10.95
Outstanding, end of period	2,980,226	11.13	4,285,487	11.06
Exercisable, end of period	2,130,483	$11.16	2,303,673	$11.11

At March 31, 2006, the Trust had 2,980,226 options outstanding with strike prices ranging between $10.40 and $12.14 per unit. The weighted average remaining contractual life of the options is 1.99 years and the weighted average exercise price is $11.13 per unit excluding average potential reductions to the strike prices of $1.27 per unit.
At March 31, 2005, the Trust had 4,285,487 options outstanding with strike prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options was 2.7 years and the weighted average exercise price was $11.06 per unit excluding average potential reductions to the strike prices of $0.98 per unit.
For the quarter ended March 31, 2006 the Trust recorded non-cash unit based compensation of $0.1 million, for the 5.6 million options granted on or after January 1, 2003 (2005 - $0.3 million).

The following table reconciles the year-to-date movement in the contributed surplus balance:

	Three months ended March 31,
	2006	2005
Contributed surplus, beginning of the period	$1,675	$2,002
Compensation expense	140	256
Benefit on options exercised charged to unitholders’ equity	(122)	(652)
Contributed surplus, end of period	$1,693	$1,606

(ii)   Restricted/Performance Units

As at March 31, 2006 there were 503,940 restricted trust units (RTU’s) and 1,264,991 performance trust units (PTU’s) outstanding. The fair value estimate associated with the RTU’s and PTU’s is expensed in the statement of operations over the vesting period. During the three months ended March 31, 2006, the Trust recorded compensation costs of $1.7 million with respect to the RTU’s and PTU’s (2005 - nil). In the first quarter of 2006, cash payments of $0.4 million (2005 - nil) were recorded against general and administrative expense resulting in $1.3 million (2005 - nil) recorded as non-cash unit based compensation.

(iii)   Unit appreciation rights

The fair value associated with the unit appreciation rights (UAR’s) is expensed in the statement of income over the vesting period. For the three month period ended March 31, 2006, the Trust recorded non-cash unit based compensation expense of $0.7 million with respect to the outstanding UAR’s (2005 - $0.4 million ).

Provident Energy 2006 Q1

The following table summarizes the information about UAR’s:

	As at March 31, 2006
	Number of Units Appreciation Rights	Weighted Average xercise Price (US$)
Outstanding, beginning of period	768,693	$8.34
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding, end of period	768,693	8.34
Exerciseable, end of period	22,704	8.92
Weighted average remaining contract life (years)	2.34
Average potential reductions to exercise price	$0.85

(iv)  Other unit based compensation

At March 31, 2006 there were 2,200,000 notional units outstanding under the key employee plan (2005 - 2,200,000) which vest one third three years after grant date, one third four years after grant date and one third five years after grant date. All units under this plan were granted in 2004. There were 5,393,859 notional units outstanding under the phantom unit plan (2005 - 4,155,290) of which all notional units vest immediately. For the quarter ended March 31, 2006 compensation expense of $1.1 million was recorded under the plans (2005 - nil). Cash payments of $3.8 million (2005 - nil) were recorded against general and administrative expense resulting in $2.7 million (2005 - nil) recorded as a recovery to non-cash unit based compensation.

10.  Reconciliation of cash flow and distributions

	Three months ended March 31,
	2006	2005
Cash provided by operating activities	$167,922	$58,707
Change in non-cash operating working capital	(90,159)	4,801
Site restoration expenditures	1,143	629
Cash flow from operations	78,906	64,137
Cash withheld for financing and investing activities	(10,556)	(12,403)
Cash distributions to unitholders	68,350	51,734
Accumulated cash distributions, beginning of period	643,360	412,646
Accumulated cash distributions, paid and declared, end of period	$711,710	$464,380
Cash distributions per unit	$0.36	$0.36

Cash withheld for financing and investing activities is a discretionary amount and represents the difference between cash flow from operations less distributions.

Provident Energy 2006 Q1

11.  Comparative balances

Certain comparative numbers have been restated to conform to the current period’s presentation.

12.  Segmented Information

The Trust’s business activities are conducted through three business segments: Canadian oil and natural gas production, United States oil and natural gas production and midstream services and marketing.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment. The geographic components have been presented as well as the midstream and marketing business that operates in both Canada and the U.S.A.

Provident Energy 2006 Q1

	Three months ended March 31, 2006
	Canada Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP )	Total Oil and Natural Gas Production	Midstream Services and Marketing(1)	Inter- segment Elimination	Total
Revenue
Gross production revenue	$101,470	$40,615	$142,085	$-	$-	$142,085
Royalties	(21,191)	(3,959)	(25,150)	-	-	(25,150)
Product sales and service revenue	-	-	-	473,037	-	473,037
Realized gain (loss) on financial derivative instruments	(1,936)	(979)	(2,915)	1,478	-	(1,437)
	78,343	35,677	114,020	474,515	-	588,535
Expenses
Cost of goods sold	-	-	-	422,729	-	422,729
Production, operating and maintenance	23,282	11,337	34,619	9,387	-	44,006
Transportation	1,105	-	1,105	4,653	-	5,758
Foreign exchange gain and other	(77)	-	(77)	(82)	-	(159)
General and administrative	6,418	7,642	14,060	5,015	-	19,075
	30,728	18,979	49,707	441,702	-	491,409
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	47,615	16,698	64,313	32,813	-	97,126
Non-cash revenue
Unrealized gain/(loss) on financial derivative instruments	8,688	(4,286)	4,402	(39,231)	-	(34,829)
Amortization of loss on financial derivative instruments	-	-	-	-	-	-
	8,688	(4,286)	4,402	(39,231)	-	(34,829)
Other expenses
Depletion, depreciation and accretion	34,649	7,466	42,115	10,795	-	52,910
Loss on redemption of convertible debentures	-	-	-	-	-	-
Interest on bank debt	1,792	1,262	3,054	3,584	-	6,638
Interest and accretion on convertible debentures	1,645	1,158	2,803	3,291	-	6,094
Amortization of deferred financing charges	248	174	422	496	-	918
Unrealized foreign exchange gain	-	-	-	(536)	-	(536)
Non-cash unit based compensation	447	(1,655)	(1,208)	585	-	(623)
Internal management charge	(259)	259	-	-	-	-
Gain on sale of assets	-	-	-		-	-
Capital taxes	1,186	-	1,186	100	-	1,286
Current and withholding taxes	3,439	1,287	4,726	117	-	4,843
Future income tax (recovery) expense	(21,020)	(320)	(21,340)	(12,498)	-	(33,838)
	22,127	9,631	31,758	5,934	-	37,692
Non-controlling interest - USOGP	-	270	270	-	-	270
Non-controlling interest - Exchangeables	189	14	203	(68)	-	135
Net income (loss) for the period	$33,987	$2,497	$36,484	$(12,284)	$-	$24,200
(1) Included in the Midstream Services and Marketing segment is product sales and service revenue of $128.5 million associated with U.S. operations.

Provident Energy 2006 Q1

	March 31, 2006
	Canada Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP	)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter- segment Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$626,730	$360,206		$986,936	$709,677	$-	$1,696,613
Intangible assets	-	-		-	210,285	-	210,285
Goodwill	330,944	-		330,944	100,102	-	431,046
Capital Expenditures
Property, plant and equipment net	26,020	14,661		40,681	14,622	-	55,303
Property, plant and equipment through corporate acquisitions	-	-		-	-	-	-
Goodwill additions	-	-		-	1,978	-	1,978
Working capital
Accounts receivable	49,416	20,793		70,209	122,394	-	192,603
Petroleum product inventory	-	-		-	58,704	-	58,704
Accounts payable and accrued liabilities	61,334	44,251		105,585	152,990	-	258,575
Long-term debt	$209,817	$177,538		$387,355	$419,634	$-	$806,989

Provident Energy 2006 Q1

	Three months ended March 31, 2005 (1)
	Canada Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP )	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter- segment Elimination	Total
Revenue
Gross production revenue	$105,563	$29,031	$134,594	-	$-	$134,594
Royalties	(20,669)	(2,665)	(23,334)	-	-	(23,334)
Product sales and service revenue	-	-	-	322,084	(77,221)	244,863
Realized gain (loss) on financial derivative instruments	(8,459)	(2,354)	(10,813)	475	-	(10,338)
	76,435	24,012	100,447	322,559	(77,221)	345,785
Expenses
Cost of goods sold	-	-	-	296,841	(77,221)	219,620
Production, operating and maintenance	25,620	7,426	33,046	7,375	-	40,421
Transportation	1,692	-	1,692	-	-	1,692
Foreign exchange (gain) loss and other	743	(550)	193	(60)	-	133
General and administrative	4,483	1,771	6,254	2,023	-	8,277
	32,538	8,647	41,185	306,179	(77,221)	270,143
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	43,897	15,365	59,262	16,380	-	75,642
Non-cash revenue
Unrealized gain (loss) on financial derivative instruments	(12,091)	(11,138)	(23,229)	(144)	-	(23,373)
Amortization of loss on financial derivative instruments	(389)	-	(389)	-	-	(389)
	(12,480)	(11,138)	(23,618)	(144)	-	(23,762)
Other expenses
Depletion, depreciation and accretion	41,552	5,107	46,659	2,502	-	49,161
Interest on bank debt	2,111	705	2,816	510	-	3,326
Interest and accretion on convertible debentures	3,560	1,191	4,751	861	-	5,612
Amortization of deferred financing charges	57	19	76	14	-	90
Unrealized foreign exchange (gain) loss	-	142	142	(162)	-	(20)
Non-cash unit based compensation	256	375	631	-	-	631
Internal management charge	-	-	-	-	-	-
Capital taxes	1,377	-	1,377	-		1,377
Current and withholding taxes	-	2,367	2,367	-	-	2,367
Future income tax recovery	(7,720)	-	(7,720)	-	-	(7,720)
	41,193	9,906	51,099	3,725	-	54,824
Non-controlling interest - USOGP	-	(105)	(105)	-	-	(105)
Non-controlling interest - Exchangeables	(194)	(110)	(304)	248	-	(56)
Net income (loss) for the period	$(9,582)	$(5,464)	$(15,046)	$12,263	$-	$(2,783)

Provident Energy 2006 Q1

	Three months ended March 31, 2005 (1)
	Canada Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP	)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter- segment Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$736,719	$363,584		$1,100,303	$279,452	$-	$1,379,755
Goodwill	330,944	-		330,944	-	-	330,944
Capital Expenditures
Property, plant and equipment net	14,049	14,884		28,933	153	-	29,086
Property, plant and equipment through corporate acquisitions	-	99,877		99,877	-	-	99,877
Goodwill additions	-	-		-	-	-	-
Working capital
Accounts receivable	89,638	16,841		106,479	81,220	(16,088)	171,611
Petroleum product inventory	-	-		-	14,717	-	14,717
Accounts payable and accrued liabilities	117,172	28,402		145,574	63,866	(16,088)	193,352
Long-term debt	$274,112	$90,868		$364,980	$65,675	$-	$430,655

Provident Energy 2006 Q1

Board of Directors

John B. Zaozirny, Q.C. (2)	Hugh A. Fergusson, LLB (1)(3)	Byron J. Seaman, D.Sc. (3)
Chairman	Calgary, Alberta	Calgary, Alberta
Calgary, Alberta
Norman R. Gish, LLB (2)	Mike H. Shaikh, CA (1)
Thomas W. Buchanan, CA	Calgary, Alberta	Calgary, Alberta
Calgary, Alberta
Bruce R. Libin, Q.C. (1)(3)	Jeffrey T. Smith, P.Geol. (2)(3)
Randall J. Findlay, P.Eng.	Calgary, Alberta	Calgary, Alberta
DeWinton, Alberta
Robert W. Mitchell, Ph.D. (3)
Grant D. Billing, CA (2)	Calgary, Alberta
Calgary, Alberta

(1) Member of Audit Committee	(2) Member of Governance, Human	(3) Member of Reserves, Operations
Resources and Compensation Committee	and EH&S Committee

Officers

Thomas W. Buchanan, CA	Murray N. Buchanan, MBA	Lynn M. Rannelli
Chief Executive Officer	Co-President, Midstream Business Unit	Assistant Corporate Secretary

Randall J. Findlay, P.Eng.	Andrew G. Gruszecki, MBA	Cameron G. Vouri, P.Eng.
President	Co-President, Midstream Business Unit	President, Canadian Oil and Gas
Production Business Unit
David I. Holm, B.Comm., LLB	Gary R. Kline
Executive Vice President, Strategy,	Senior Vice President, Commercial	Mark N. Walker, C.M.A.
Finance, Business Development and Corporate Secretary	Development and Risk Management	Senior Vice President, Finance and Chief Financial Officer

Daniel J. O’Byrne, P.Eng., MBA
Executive Vice President, Operations and Chief Executive Officer

Banking Syndicate	Engineering Consultants

Lead Syndicate Members (Canada)	Lead Syndicate Members (U.S.)	McDaniel & Associates Consultants Ltd
National Bank of Canada	Wells Fargo Bank	Netherland, Sewell & Associates, Inc
Bank of Nova Scotia	Cawley, Gillespie & Associates, Inc
Bank of Montreal
The Toronto Dominion Bank

Auditors	Legal Counsel	Trustee
PricewaterhouseCoopers LLP	Macleod Dixon LLP	Computershare Trust Company of Canada

Stock Exchanges	Contact Information

Toronto Stock Exchange	New York Stock Exchange	For Investor Relations Inquiries:
Units: PVE.UN	Units: PVX
Debentures: PVE.DB.A	Laurie Stretch, MA
PVE.DB.B	Senior Manager, Investor Relations
PVE.DB.C	and Communications
PVE.DB.D	Phone: (403) 231-6710
info@providentenergy.com

800, 112 - 4 Avenue SW	Calgary, Alberta T2P 0H3	www.providentenergy.com
Phone: (403) 296-2233	Toll Free: (800) 587-6299	Fax: (403) 294-0111

Annual Meeting of Holders of
Trust Units

May 11, 2006

REPORT OF VOTING RESULTS
National Instrument 51-102 -Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Ballot
Annual Meeting Matters	Outcome of Vote	Votes For	Votes Withheld

1. The election of the following nominees as directors of Provident Energy Ltd. to hold office until the close of the next annual meeting or until their successors are elected or appointed:	Passed	-	-
(a) Grant D. Billing
(b) Thomas W. Buchanan
(c) Randall J. Findlay
(d) Hugh A. Fergusson
(e) Norman R. Gish
(f) Bruce R. Libin
(g) Dr. Robert Mitchell
(h) Byron J. Seaman
(i) M.H. (Mike) Shaikh
(j) Jeffrey T. Smith
(k) John B. Zaozirny

2. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Provident Energy Trust to hold office until the close of the next annual meeting.	Passed	-	-

3. The re-appointment of Computershare Trust Company of Canada as trustee of Provident Energy Trust to hold office until the next annual meeting.	Passed	-	-